              TABLE OF CONTENTS

              - LETTER FROM THE CHAIRMAN      1

              - FUND MANAGER DISCUSSIONS      2

              - PORTFOLIOS AT A GLANCE        9

              - FINANCIAL STATEMENTS         13

A MESSAGE FROM THE CHAIRMAN

Dear Fellow Mutual Fund Investor:


              A little more than six months ago, The Hartford rounded out its financial services portfolio with eight new mutual funds, The ITT Hartford Family of Funds. With the addition of the mutual fund family to our existing variable annuity and variable life products, which total over $15 billion in assets under management as of Dec. 31, 1996, The Hartford has a financial product for all cycles of your life.

              Since their introduction, the mutual funds have been warmly received not only by financial advisers and market analysts, but more importantly, by you, our investors. I attribute our early and impressive success to a variety of factors -- all of them based on our commitment to clients.

              First, although our mutual funds are a new venture, The Hartford is by no means a stranger to helping families prepare for financial challenges. The Hartford is one of the nation's oldest and most trusted names in financial services. Second, our funds are supported by two respected money managers -- Wellington Management Company, LLP and The Hartford Investment Management Company (HIMCO). Both companies enjoy a long and enviable track record of investment management performance.

              But ultimately, the success of our funds is measured by a single yardstick: the achievement of your financial goals. And in the past six months, we've seen early evidence of solid performance in support of those goals.

              I'm confident that the ITT Hartford Family of Mutual Funds will continue to provide first-rate value for 1997, as we strive to offer you the best possible returns on your investment.

              As an ITT Hartford Mutual Fund investor, I believe the future holds enormous potential for our family of mutual funds. By combining prudent money management, the historically successful approach of long-term investing, and a commitment to serve our customers, we are well-positioned to participate in the growth of the financial markets.

              We appreciate your business, and welcome the opportunity to provide important investment opportunities for you and your family in the years to come.

              Sincerely,

              /s/ Lowndes A. Smith

              Lowndes A. Smith
              Director and Chairman
              ITT Hartford Mutual Funds

              CHAIRMAN
[PHOTO]
              LOWNDES A. SMITH
              ITT HARTFORD MUTUTAL FUNDS

              ITT HARTFORD SMALL COMPANY FUND

PERFORMANCE   Q. HOW DID THE FUND PERFORM?
OVERVIEW -
7/22/96 -     Since the Fund's inception on 7/22/96, The ITT Hartford
12/31/96      Small Company Fund has performed in line with its Lipper
GROWTH OF A   peer group average. The Fund's total returns were -1.2%
$10,000       for the fourth quarter ended 12/31/96 and 14.1% since
INVESTMENT    inception versus 2.5% and 13.0%, respectively, for the
              Lipper Small Company Growth Mutual Fund Average.
(FUND
INVESTMENT    Q. WHY DID THE FUND PERFORM THIS WAY?
REFLECTS
SALES CHARGE) In recent months, the top performing industry group within the Fund has been specialty finance. Our
[Graph]       investment selections within the group continued to post
              strong earnings gains, and the market rewarded them with higher valuations. A disappointment within the Fund has been our holdings in the specialty retail group, as our expectations for this group have not yet been realized.
              Recent additions to the Fund included names in the restaurant group. Restaurants have seriously under performed the market for the last two years, as worries about labor pressures and over-expansion have persisted.
              We believe these worries to be overstated and are adding some quality names that represent excellent value, such as Brinker International, the creator of Chili's
              Restaurants, and Rally's Hamburgers. We recently eliminated Bergen Brunswick and replaced it with McKesson
              Corp., which we believe made a brilliant acquisition of competitor Foxmeyer.

              Q. WHAT IS YOUR OUTLOOK FOR 1997?

              Nineteen-ninety six was a year marked by significant under performance of small-capitalization stocks (the Russell 2000) versus their large capitalization peers (S&P 500). We believe this gap in performance is poised to close in 1997, benefiting the Fund. Third quarter earnings numbers posted by our companies and their prospects for future growth are encouraging, and with a strong economy as a backdrop we look forward to improvement in 1997. Our portfolio investment approach is driven by fundamental research of small companies. We build the portfolio one stock at a time and have an eclectic mix of companies. We strive to keep the portfolio fully invested and currently find no shortage of exciting investment ideas. As always, our emphasis is on finding the best 80+ stocks that fit within our 3-5 year investment horizon.

              PORTFOLIO MANAGER

              KENNETH L. ABRAMS
              SENIOR VICE PRESIDENT AND PARTNER                 [PHOTO]
              WELLINGTON MANAGEMENT COMPANY, LLP

CUMULATIVE RETURNS
SINCE INCEPTION 7/22/96(3)

SMALL CO "A"    14.11%(1)    7.83%(2)   $10,783

SMALL CO "B"    13.81%(1)    8.81%(2)

RUSSELL 2000                15.03%      $11,503

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE
SMALL COMPANY FUND. PAST PERFORMANCE DOES NOT GUARANTEE
FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO
THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN
THEIR ORIGINAL COST.

(1)PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2)THE INITIAL INVESTMENT IN CLASS A AND B SHARES
REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT
INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $11,381 ON
12/31/96 ($10,881 WITH A REDEMPTION AT THE END OF THE
PERIOD.)

(3)THE ITT HARTFORD MUTUAL FUNDS WERE SEEDED ON 7/1/96
AND BECAME EFFECTIVE AND OPEN FOR INVESTMENT ON 7/22/96.
PERFORMANCE RESULTS AND DISCUSSION ON PAGES 2-12 REFLECT
INVESTMENT ACTIVITY SINCE THE FUNDS BECAME OPEN FOR
INVESTMENT ON 7/22/96.

ITT HARTFORD CAPITAL APPRECIATION FUND

              Q. HOW DID THE FUND PERFORM?

PERFORMANCE   The ITT Hartford Capital Appreciation Fund greatly
OVERVIEW -    exceeded its Lipper peer group average for both the
7/22/96 -     fourth quarter ended 12/31/96 and since its inception on
12/31/96      7/22/96. The Fund's total returns were 15.2% for the
GROWTH OF A   fourth quarter and 37.8% since inception versus 2.5% and
$10,000       13.6%, respectively for the Lipper Capital Appreciation
INVESTMENT    Mutual Fund Average. This performance has exceeded both
              large- and small-company benchmarks for the quarter and
(FUND         inception-to-date periods.
INVESTMENT
REFLECTS      Q. WHY DID THE FUND PERFORM THIS WAY?
SALES CHARGE)
              The Fund's successes in recent months were concentrated
[Graph]       in the technology area. One of our top ten holdings at
              year-end was Adaptec, a well managed manufacturer of computer components which continued to exceed investor expectations. Our top gainer, Allegiance Corp., a hospital products distributor, rose as investors focused on the company's favorable prospects following its spin-off from Baxter International. On the downside, Oak
              Industries, a supplier of components for communications infrastructure, declined when Telecommunications, Inc., a major customer, sharply reduced its capital spending plans for 1997. Fortunately, the Fund owns a meaningful position in Telecommunications, Inc., and that stock has performed well as a result of these steps.

              Q. WHAT IS YOUR OUTLOOK FOR 1997?

              The overall strategy of the Fund is dual-faceted. We maintain an emphasis on medium and smaller companies with dynamic earnings growth prospects, along with larger companies where we typically see a catalyst for out performance going forward. We have tended to roam off the beaten path pursuing opportunities where we often have a view that differs from that of the overall investment community. This strategy has served us well and we will continue to implement it in 1997.

              PORTFOLIO MANAGER

              SAUL J. PANNELL, CFA                                   [PHOTO]
              SENIOR VICE PRESIDENT AND PARTNER
              WELLINGTON MANAGEMENT COMPANY, LLP


CUMULATIVE RETURNS
SINCE INCEPTION 7/22/96

CAP APP "A"    37.75%(1)    30.17%(2)   $13,017

CAP APP "B"    37.35%(1)    32.35%(2)

S&P 500                     18.05%      $11,805

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE
CAPITAL APPRECIATION FUND. PAST PERFORMANCE DOES
NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL
FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE
OR LESS THAN THEIR ORIGINAL COST.

(1)PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2)THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS
THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT
INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $13,735 ON
12/31/96 ($13,235 WITH A REDEMPTION AT THE END OF THE
PERIOD.)

ITT HARTFORD INTERNATIONAL OPPORTUNITIES

              Q. HOW DID THE FUND PERFORM?

PERFORMANCE   The ITT Hartford International Opportunities Fund
OVERVIEW -    outperformed its Lipper peer group average for the fourth
7/22/96 -     quarter ended 12/31/96 and since the Fund's inception on
12/31/96      7/22/96. The Fund's total returns were 5.8% for the
GROWTH OF A   fourth quarter and 8.1% since inception versus 3.9% and
$10,000       6.9%, respectively, for the Lipper International Mutual
INVESTMENT    Fund Average.

(FUND         Q. WHY DID THE FUND PERFORM THIS WAY?
INVESTMENT
REFLECTS      Looking at the Fund's positioning around the globe, our
SALES CHARGE) overweighting in Europe bolstered returns as these markets were driven by falling interest rates and
[Graph]       earnings acceleration. Some of our best performing
              holdings included Nokia, one of the world's leading manufacturers of cellular telephone handsets, British
              Telecom, which was helped by its merger with MCI, and Powergen, which announced a second stock repurchase plan.
              Nineteen-ninety six was not as good, however, for the Japanese market, as local investors became increasingly pessimistic about the country's future economic growth and the potentially negative impact of deregulation on their financial system. Fortunately, both our under weighting in Japan and strong security selection assisted in the Fund's relative out performance. One recent addition in Japan was our purchase of NGK Spark Plugs, one of the few companies with the technology to provide
              Intel with the ceramic packaging used in its new processors. The Fund also benefited from strong performances in a number of markets in the Pacific Basin, including Hong Kong, Australia, New Zealand, Malaysia and
              Taiwan.

              Q. WHAT IS YOUR OUTLOOK FOR 1997?

              We plan to maintain an overweight position in continental Europe, where economies are gradually accelerating due to the effects of stimulative monetary policies and more competitive currency levels. While our overall view on Japan remains relatively cautious, much of our data indicates a continuation of moderate economic growth and low inflation. We will use the excessive pessimism this market exhibits to buy selectively on weakness. As we head into 1997, the Fund remains well diversified across international countries and we will continue to focus on economic and demographic trends which we expect will translate into a wide array of investment opportunities for our shareholders.

              DIRECTOR OF WELLINGTON MANAGEMENT
              EQUITY STRATEGY GROUP

              TROND SKRAMSTAD                                    [PHOTO]
              SENIOR VICE PRESIDENT
              AND PARTNER
              WELLINGTON MANAGEMENT
              COMPANY, LLP


CUMULATIVE RETURNS
SINCE INCEPTION 7/22/96

INTL "A"    8.14%(1)    2.20%(2)   $10,220

INTL "B"    7.86%(1)    2.86%(2)

EAFE GDP                5.82%      $10,582

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE
INTERNATIONAL OPPORTUNITIES FUND. PAST PERFORMANCE DOES
NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL
FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE
OR LESS THAN THEIR ORIGINAL COST.

(1)PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2)THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS
THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B CHARES AT
INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $10,786 ON
12/31/96 ($10,286 WITH A REDEMPTION AT THE END OF THE
PERIOD.)

              ITT HARTFORD STOCK FUND

PERFORMANCE   Q. HOW DID THE FUND PERFORM?
OVERVIEW -
7/22/96 -     The ITT Hartford Stock Fund outperformed its Lipper peer group
12/31/96      average for the fourth quarter ended 12/31/96 and modestly
GROWTH OF A   under performed since the Fund's inception (7/22/96). The
$10,000       Fund's total returns were 7.3% for the fourth quarter and
INVESTMENT    15.5% since inception versus 5.1% and 15.9%, respectively, for the Lipper Growth Mutual Fund Average.
(FUND
INVESTMENT    Q. WHY DID THE FUND PERFORM THIS WAY?
REFLECTS
SALES CHARGE) Nineteen-ninety six was a year in which "a rising tide did not lift all boats," so stock picking was very important. For
[Graph]       example: in semiconductors, Intel was up over 130% while Texas
              Instruments rose only 30%; in computers, IBM climbed 70% while
              Hewlett Packard increased only 23%; in pharmaceuticals, Warner
              Lambert was up 60% while Amgen was down 5%. Happily, Intel,
              IBM and Warner Lambert were all held by the Fund since its inception in July. Our emphasis on industry sectors that we expect to grow faster than the overall economy was also a significant benefit to the Fund in 1996. Our overweight positions in some of the best performing groups, including technology, financial services, health care and aerospace, were strong contributors to total return. Fund performance was also bolstered by acquisition bids on three of our holdings:
              U.S. Healthcare, Conrail and MCI.

              Q. WHAT IS YOUR OUTLOOK FOR 1997?

              Going forward, we remain optimistic about the U.S. equity market. Stocks should continue to perform well as corporate earnings growth continues, with the Fund's focus on those companies with superior growth potential and reasonable valuations. We expect cash flows into the market to remain strong and takeover activity to continue. We also expect companies to continue to be aggressive buyers of their own stocks. While 1995 and 1996 have been spectacular back-to-back years for US stocks, we see continued support for the market on an event such as a significant change in the current economic environment causing interest rates to begin a sustained move upward.

              PORTFOLIO MANAGER

              RAND L. ALEXANDER, CFA                               [PHOTO]
              SENIOR VICE PREIDENT AND PARTNER
              WELLINGTON MANAGEMENT COMPANY, LLP

CUMULATIVE RETURNS
SINCE INCEPTION 7/22/96

STOCK "A"     15.50%(1)     9.15%(2)    $10,915

STOCK "B"     15.20%(1)    10.20%(2)

S&P 500                    18.05%       $11,805

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE STOCK
FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE
VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES
MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1) PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.
(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS
    THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION
ON 7/22/96 WOULD HAVE BEEN VALUED AT $11,520 ON 12/31/96
($11,020 WITH A REDEMPTION AT THE END OF THE PERIOD.)

              ITT HARTFORD DIVIDEND AND GROWTH FUND

              Q. HOW DID THE FUND PERFORM?

PERFORMANCE   Results for the ITT Hartford Dividend and Growth Fund were
OVERVIEW -    competitive in 1996, with returns in line with its Lipper peer
7/22/96 -     group average. The Fund provided a total return of 7.4% for
12/31/96      the fourth quarter ended 12/31/96 and 15.3% since inception
GROWTH OF A   (7/22/96). This compares to returns of 7.5% and 15.1% for
$10,000       those two periods respectively for the Lipper Equity Income
INVESTMENT    Mutual Fund Average.

(FUND         Q. WHY DID THE FUND PERFORM THIS WAY?
INVESTMENT
REFLECTS      In recent months, "value" stocks as measured by the Russell
SALES CHARGE) 1000 Value Index outperformed "growth" stocks as measured by the Russell 1000 Growth index. Given our value-oriented
[Graph]       approach, this environment benefited the Fund. During the
              quarter, we sold Pfizer, one of the Fund's largest holdings that had reached our price target. We replaced this position with Pharmacia & Upjohn, based on its strong, but less well-recognized product distribution pipeline, and attractive valuation. We also established a new position in Sears during the quarter based on the following factors: retail operations have been and should continue to be strong; cost cutting and productivity enhancements should continue to play out in earnings growth; and their focus on off-the-mall hardware stores should provide a new avenue for growth. Significant individual contributors to the Fund's performance since inception were Warner Lambert, Merck, Citicorp and Exxon, all of which were top ten holdings as of year end.

              Q. WHAT IS YOUR OUTLOOK FOR 1997?

              The ongoing focus of the Fund is on stock selection; we maintain broad diversification across U.S. economic sectors. In addition, compared to the S&P 500, the Fund has a higher-than-average dividend yield, a lower-than-average price-to-earnings ratio (a measure of relative valuation) and a lower-than-average beta (a measure of risk, or volatility). We expect the Fund to exhibit these value-oriented characteristics consistently over time. Although the U.S. economic expansion is now almost six years old, it still shows few signs of excess. Moderate growth and low inflation have led to a relatively stable interest rate environment. Corporate profits, driven by a continuing focus on cost control and productivity gains, should show moderate gains again in 1997. In short, the backdrop is constructive for equities.

              PORTFOLIO MANAGER

              LAURIE A. GABRIEL, CFA                               [PHOTO]
              SENIOR VICE PRESIDENT AND PARTNER
              WELLINGTON MANAGEMENT COMPANY, LLP

CUMULATIVE RETURNS
SINCE INCEPTION 7/22/96

DIV & GRO "A"     15.29%(1)     8.95%(2)    $10,895

DIV & GRO "B"     14.82%(1)     9.82%(2)

S&P 500                        18.05%       $11,805

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE DIVIDEND AND GROWTH FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1) PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.
(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS
    THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION
ON 7/22/96 WOULD HAVE BEEN VALUED AT $11,482 ON 12/31/96
($10,982 WITH A REDEMPTION AT THE END OF THE PERIOD.)

              ITT HARTFORD ADVISERS FUND

              Q. HOW DID THE FUND PERFORM?

PERFORMANCE   In its startup phase, the ITT Hartford Advisers Fund
OVERVIEW -    outperformed its Lipper peer group average for the quarter
7/22/96 -     ended 12/31/96 and since inception (7/22/96), providing total
12/31/96      returns of 6.0% and 11.6% respectively, versus 5.2% and 11.4%
GROWTH OF A   for the Lipper Flexible Mutual Fund average.  Clearly the most
$10,000       significant contributor to total return for the Fund in 1996
INVESTMENT    was its overweighting in equities.

(FUND         Q. WHY DID THE FUND PERFORM THIS WAY?
INVESTMENT
REFLECTS      The success of the equity portion of the fund can be
SALES CHARGE) attributed to a variety of factors. Our large company focus drove fund performance as several of the Fund's top equity
[Graph]       holdings (General Electric, Citicorp, IBM, Travelers and
              Proctor & Gamble) outperformed the overall market. Our emphasis on favorable industry sectors that we expect will grow faster than the overall economy was also a benefit to the Fund. Our overweight positions in some of the best performing groups, including technology, financial services, health care and aerospace were strong contributors to total return. While it is our view that the equity market is likely to provide competitive performance going forward, the challenge remains to find value in a market that has risen nearly 70% in two years. As a result, we trimmed the Fund's allocation in equities slightly toward the end of the year.

 [Graph]      Q. WHAT IS YOUR OUTLOOK FOR 1997?

              At year-end the allocation of the Fund was 61% stocks, 34% bonds and 5% cash, reflecting our current view that the U.S. stock market continues to be more attractive than the U.S. bond market or cash. However, we remain optimistic about both the U.S. stock and bond markets based on our expectations for a continued environment of moderate economic growth and low inflation. Stocks should continue to perform as corporate earnings growth continues, with the Fund's focus on those companies with superior growth potential and reasonable valuations. With respect to bonds, we are most heavily weighted in US Treasuries based on their attractive valuations relative to other fixed-income securities. We continue to find mortgages attractive in light of their substantial yield advantage and expect to add to the sector in early 1997. We continue to view cash as the least attractive asset class in terms of total return potential.


              PORTFOLIO MANAGER

                    PAUL D. KAPLAN
                    SENIOR VICE PRESIDENT AND PARTNER
                    WELLINGTON MANAGEMENT COMPANY, LLP

              PORTFOLIO MANAGER

              RAND L. ALEXANDER, CFA                               [PHOTO]
              SENIOR VICE PRESIDENT AND PARTNER
              WELLINGTON MANAGEMENT COMPANY, LLP


CUMULATIVE RETURNS
SINCE INCEPTION 7/22/96

ADVISERS "A"     11.56%(1)     5.43%(2)    $10,543

ADVISERS "B"     11.28%(1)     6.28%(2)

S&P 500                       18.05%       $11,805

LEHMAN GOVT/CORP               5.04%(2)    $10,504

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE STOCK
FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE
VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES
MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1) PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.
(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS
    THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION
ON 7/22/96 WOULD HAVE BEEN VALUED AT $11,128 ON 12/31/96
($10,628 WITH A REDEMPTION AT THE END OF THE PERIOD.)

              ITT HARTFORD BOND INCOME STRATEGY FUND

              Q. HOW DID THE FUND PERFORM?

PERFORMANCE   Results for the ITT Hartford Bond Income Strategy Fund were in
OVERVIEW -    line with its Lipper peer group for the quarter ended 12/31/96
7/22/96 -     and since its inception on 7/22/96. The Fund's total returns
12/31/96      were 3.6% for the quarter and 5.7% since inception. This
GROWTH OF A   compares to returns of 3.5% and 5.8% respectively for for
$10,000       those periods for the Lipper Corporate Bond BBB Average.
INVESTMENT
              Q. WHY DID THE FUND PERFORM THIS WAY?
(FUND
INVESTMENT    The duration of the fund was longer than that of its index.
REFLECTS      Given that yields declined (and bond prices consequently rose)
SALES CHARGE) during this time, the fund's longer duration allowed it to outperform in this bullish environment.

              The strong economy resulted in positive earnings and cash flow fundamentals for many US corporations. Investors consequently demand a lower yield to invest in the debt of these companies. Yield spreads narrowed resulting in a price appreciation of our investments in investment grade and BB-rated high yield corporate debt. Our overweighting of certain communications-related credits such as Rogers Cantel and an investment in long-maturity K-Mart debt provided significant outperformance. The Rogers Cantel investment returned 8.31% for the final three months of the year, while our K-Mart holdings provided double-digits returns.

              Finally, the portfolio carried a yield which was higher than that of its index. This higher income accumulated and resulted in higher total return over time.

              Q. WHAT IS YOUR OUTLOOK FOR 1997?

              We are maintaining a portfolio duration which is about 10% longer than our benchmark index. We also remain overweighted in the corporate and mortgage sectors. However, given the very strong performance of these markets during December and so far in January, we anticipate upgrading the quality of the Fund's corporate bond investments by selling some of the portfolio's nearly-maximum allocation to BB rated high yield securities. As an exception, and despite their phenomenal absolute returns in 1996, we still view the emerging markets as providing an attractive opportunity. We would view a correction in the mortgage market as a signal to add to our holdings. We will continue our strategy of maintaining a very well diversified portfolio and will be shopping in the market on a daily basis for investments which we believe are relative bargains.

              PORTFOLIO MANAGER

              ALLISON D. GRANGER, CFA                               [PHOTO]
              SENIOR VICE PRESIDENT
              THE HARTFORD INVESTMENT
              MANAGEMENT COMPANY (HIMCO)

CUMULATIVE RETURNS
SINCE INCEPTION 7/22/96

BOND "A"      5.73%(1)     0.97%(2)    $10,097

BOND "B"      5.38%(1)     0.38%(2)

LEHMAN GOVT/CORP           5.04%       $10,504

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE DIVIDEND AND GROWTH FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1) PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.
(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS
    THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION
ON 7/22/96 WOULD HAVE BEEN VALUED AT $10,538 ON 12/31/96
($10,038 WITH A REDEMPTION AT THE END OF THE PERIOD.)

PORTFOLIO AT A GLANCE

ITT HARTFORD SMALL COMPANY FUND

            TOP HOLDINGS AS OF:
            DECEMBER 31, 1996
                                                        % OF FUND'S
                                                        INVESTMENTS

            1. MCKESSON                                    2.5%
            2. ETHAN ALLEN INC                             1.9%
            3. AIR EXPRESS INTERNATIONAL                   1.8%
            4. INTELLIGENT ELECTRONICS                     1.8%
            5. VENCOR INC.                                 1.7%
            6. NATURAL MICROSYSTEMS CORP                   1.7%
            7. TYCO TOYS INC                               1.6%
            8. FALCON DRILLING COMPANY                     1.6%
            9. BOOLE & BABBAGE INC                         1.5%
            10. WESTCORP DEL                               1.5%


            TOP 5 SECTORS AS OF:
            DECEMBER 31, 1996
                                                       % OF FUND'S
                                                        INVESTMENTS

            INFORMATION TECHNOLOGY                          26%
            HEALTHCARE                                      18%
            INFORMATION & ENTERTAINMENT                     14%
            FINANCE                                         12%
            INDUSTRIAL & COMMERCIAL                         11%

                                                           [GRAPH]

ITT HARTFORD CAPITAL APPRECIATION FUND

            TOP HOLDINGS AS OF:
            DECEMBER 31, 1996
                                                     % OF FUND'S
                                                     INVESTMENTS

            1. TELECEL COMMUNICACOES                     5.3%
            2. SCITEX CORP ORD                           4.0%
            3. DSP COMMUNICATIONS INC.                   3.4%
            4. NOVACARE INC                              3.1%
            5. TEXAS INSTRUMENTS                         2.9%
            6. FORRESTER RESEARCH INC                    2.8%
            7. TCI SATELLITE ENTERTAINMENT               2.8%
            8. AVENOR INC.                               2.8%
            9. WORLDCOM INC                              2.7%
           10. WYMAN-GORDON COMPANY                      2.7%



           TOP 5 SECTORS AS OF:
           DECEMBER 31, 1996
                                                       % OF FUND'S
                                                       INVESTMENTS
           INFORMATION TECHNOLOGY                           41%
           HEALTHCARE                                       10%
           UTILITIES                                        10%
           INFORMATION & ENTERTAINMENT                       9%
           FINANCE                                           8%


                                                           [GRAPH]

IN REGARDS TO THE MANAGER DISCUSSIONS AND THE TOP 10 HOLDINGS, SECURITIES REFERRED TO MAY OR MAY NOT CURRENTLY BE HELD IN IN THE PORTFOLIO.

ITT HARTFORD INTERNATIONAL OPPORTUNITIES FUND

           TOP HOLDINGS AS OF:
           DECEMBER 31, 1996
                                                              % OF FUND'S
                                                              INVESTMENTS
           1. COOKSON GROUP (UNITED KINGDOM)                      1.7%
           2. UNIDANMARK A REGD (DENMARK)                         1.6%
           3. METALLGESELLSCHAFT AG (GERMANY)                     1.3%
           4. DAI NIPPON PRINTING (JAPAN)                         1.2%
           5. DAIMLER-BENZ AG (GERMANY)                           1.2%
           6. RHONE-POULENC (FRANCE)                              1.2%
           7. POLYGRAM NV (NETHERLANDS)                           1.2%
           8. MABUCHI MOTORS (JAPAN)                              1.1%
           9. RANK GROUP PLC (UNITED KINGDOM)                     1.1%
          10. MATSUSHITA ELECTRIC (JAPAN)                         1.1%


           TOP 5 COUNTRIES AS OF:
           DECEMBER 31, 1996
                                                         % OF EQUITY
                                                          INVESTMENTS
                  JAPAN                                       18%
                  UNITED KINGDOM                              13%
                  FRANCE                                       9%
                  GERMANY                                      5%
                  CANADA                                       4%

                                                           [GRAPH]

ITT HARTFORD STOCK FUND

           TOP HOLDINGS AS OF:
           DECEMBER 31, 1996
                                                            % OF FUND'S
                                                            INVESTMENTS
           1.  GENERAL ELECTRIC                                  4.0%
           2.  MCDONALDS CORP                                    2.5%
           3.  CITICORP                                          2.4%
           4.  ROYAL DUTCH PETROLEUM                             2.3%
           5.  BOEING COMPANY                                    2.3%
           6.  WAL-MART                                          2.2%
           7.  PROCTOR AND GAMBLE                                1.9%
           8.  GANNETT CO., INC                                  1.8%
           9.  TRAVELERS GROUP INC.                              1.7%
           10. JOHNSON & JOHNSON                                 1.6%




           TOP 5 SECTORS AS OF:
           DECEMBER 31, 1996
                                                    % OF FUND'S
                                                    INVESTMENTS
           FINANCE                                       17%
           HEALTHCARE                                    16%
           INDUSTRIAL & COMMERCIAL                       13%
           INFORMATION TECHNOLOGY                        12%
           ENERGY                                        10%


                                                           [GRAPH]

IN REGARDS TO THE MANAGER DISCUSSIONS AND THE TOP 10 HOLDINGS, SECURITIES REFERRED TO MAY OR MAY NOT CURRENTLY BE HELD IN IN THE PORTFOLIO.

ITT HARTFORD DIVIDEND & GROWTH FUND

           TOP HOLDINGS AS OF:
           DECEMBER 31, 1996
                                                             % OF FUND'S
                                                             INVESTMENTS

           1. CITICORP                                           4.0%
           2. FIRST BANK SYSTEM INC                              3.3%
           3. PHILLIP MORRIS                                     3.2%
           4. FIRST UNION CORPORATION                            3.0%
           5. GENERAL ELECTRIC                                   2.7%
           6. PHARMACIA & UPJOHN                                 2.6%
           7. EXXON                                              2.5%
           8. CHEVRON CORP                                       2.2%
           9. FLOWERS INDUSTRIES INC                             2.2%
           10. BANCORP HAWAII INC                                1.9%

           TOP 5 SECTORS AS OF:
           DECEMBER 31, 1996

                                                       % OF FUND'S
                                                       INVESTMENTS
           FINANCE                                          19%
           UTILITIES                                        18%
           CONSUMER STAPLES                                 14%
           ENERGY                                           13%
           HEALTHCARE                                       10%

                                                           [GRAPH]

ITT HARTFORD ADVISERS FUND

           TOP HOLDINGS AS OF:
           DECEMBER 31, 1996
                                                        % OF FUND'S
                                                         INVESTMENTS

           1. GENERAL ELECTRIC                              2.4%
           2. CITICORP                                      1.6%
           3. BOEING COMPANY                                1.5%
           4. MCDONALDS CORP                                1.5%
           5. ROYAL DUTCH PETROLEUM                         1.3%
           6. PROCTOR AND GAMBLE                            1.3%
           7. WAL-MART                                      1.3%
           8. EXXON                                         1.3%
           9. GANNETT CO., INC.                             1.2%
           10. TRAVELERS GROUP INC.                         1.2%


           TOP 5 SECTORS AS OF:
           DECEMBER 31, 1996
                                                       % OF EQUITY
                                                        INVESTMENTS

           FINANCE                                          18%
           HEALTHCARE                                       15%
           INFORMATION TECHNOLOGY                           14%
           INDUSTRIAL & COMMERCIAL                          11%
           ENERGY                                           10%


                                                           [GRAPH]

IN REGARDS TO THE MANAGER DISCUSSIONS AND THE TOP 10 HOLDINGS, SECURITIES REFERRED TO MAY OR MAY NOT CURRENTLY BE HELD IN IN THE PORTFOLIO.

ITT HARTFORD BOND INCOME STRATEGY FUND

            TOP HOLDINGS AS OF:
            DECEMBER 31, 1996

                                                           % OF FUND'S
                                                          INVESTMENTS

            1. INTERAMERICAN DEV BANK                        4.5%
            2. SOCIETE GENERALE                              2.7%
            3. CITICORP                                      2.3%
            4. MASS MUTUAL LIFE INS                          2.3%
            5. KFW INTL FINANCE INC.                         2.3%
            6. ABBEY-GLOBAL                                  2.3%
            7. PHOENIX HOME LIFE                             2.3%
            8. SOUTHERN INVESTMENTS UK                       2.3%
            9. PACIFIC GAS AND ELEC CO                       2.2%
           10. PUBLIC SERVICES                               2.2%



            CREDIT QUALITY DISTRIBUTION:
            DECEMBER 31, 1996
                                                        % OF FUND'S
                                                        INVESTMENTS

            AAA                                              51%
            AA                                                8%
            A                                                10%
            BAA                                               4%
            BA                                               21%
            B                                                 2%
            NOT RATED                                         4%


                                                           [GRAPH]

IN REGARDS TO THE MANAGER DISCUSSIONS AND THE TOP 10 HOLDINGS, SECURITIES REFERRED TO MAY OR MAY NOT CURRENTLY BE HELD IN IN THE PORTFOLIO.


PERFORMANCE REVIEW:
SINCE INCEPTION 7-22-96(3) THROUGH 12-31-96


                                                                     CUMULATIVE RETURN
                                     CUMULATIVE RETURN                SINCE INCEPTION
        FUND                          SINCE INCEPTION(1)          (SALES CHARGE ADJUSTED)(2)

SMALL COMPANY FUND (CLASS A)                 14.11%                   7.83

SMALL COMPANY FUND (CLASS B)                 13.81%                   8.81

CAPITAL APPRECIATION FUND (CLASS A)          37.75%                  30.17

CAPITAL APPRECIATION FUND (CLASS B)          37.35%                  32.35

INTERNATIONAL OPPORTUNITIES FUND (CLASS A)    8.14%                   2.20

INTERNATIONAL OPPORTUNITIES FUND (CLASS B)    7.86%                   2.86

STOCK FUND (CLASS A)                         15.50%                   9.15

STOCK FUND (CLASS B)                         15.20%                  10.20

DIVIDEND & GROWTH FUND (CLASS A)             15.29%                   8.95

DIVIDEND & GROWTH FUND (CLASS B)             14.82%                   9.82

ADVISERS FUND (CLASS A)                      11.56%                   5.43

ADVISERS FUND (CLASS B)                      11.28%                   6.28

BOND INCOME STRATEGY FUND (CLASS A)           5.73%                   0.97

BOND INCOME STRATEGY FUND (CLASS B)           5.38%                   0.38


(1)PERFORMANCE RESULTS ARE HISTORICAL AND INCLUDE REINVESTMENT OF ALL DISTRIBUTIONS AND CHANGES IN NET ASSET VALUE. PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGES.

(2)PERFORMANCE RESULTS ARE HISTORICAL AND INCLUDE REINVESTMENT OF ALL DISTRIBUTIONS AND CHANGES IN NET ASSET VALUE. PERFORMANCE RESULTS REFLECT THE EFFECT OF MAXIMUM SALES CHARGES. THE MAXIMUM SALES CHARGE FOR CLASS A SHARES IS 5.5% (4.5%, BOND INCOME STRATEGY). CLASS B SHARES REFLECT THE DEDUCTION OF THE CONTINGENT DEFERRED SALES CHARGE (CDSC) IN YEARS ONE THROUGH SIX OF 5%, 4%, 3%, 3%, 2%, 1% RESPECTIVELY.

(3)THE ITT HARTFORD MUTUAL FUNDS WERE SEEDED ON 7/1/96 AND BECAME EFFECTIVE AND OPEN FOR INVESTMENT ON 7/22/96. PERFORMANCE RESULTS AND DISCUSSION ON PAGES 2-12 REFLECT INVESTMENT ACTIVITY SINCE THE FUNDS BECAME OPEN FOR INVESTMENT ON 7/22/96.


THE INVESTMENT RETURN AND PRINCIPAL VALUE OF THE FUND WILL FLUCTUATE SO THAT SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THE ORIGINAL COST.

                                          ITT HARTFORD
                                          MUTUAL FUNDS

[LOGO]   1996 ANNUAL REPORT

--------------------------------------------------------------------------------
 ITT HARTFORD MONEY MARKET FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

  PRINCIPAL                                            MARKET
   AMOUNT                                              VALUE
 -----------                                       --------------
 COMMERCIAL PAPER -- 85.8%
              Abbey National North America
 $   300,000    5.32% due 03/11/97...............  $      296,941
              American Home Products Corp.
     300,000    5.33% due 01/24/97...............         298,978
              Aristar, Inc.
     300,000    5.42% due 02/07/97...............         298,329
              AT&T Corp.
     300,000    5.35% due 03/03/97...............         297,280
              Bankers Trust Corp.
     300,000    5.29% due 05/30/97...............         293,432
              BFCE U.S. Finance Corp.
     300,000    5.36% due 01/07/97...............         299,732
              Bradford & Bingley Building Society
     300,000    5.32% due 04/14/97...............         295,434
              Countrywide Home Loan
     300,000    5.44% due 01/13/97...............         299,456
              Daimler Benz N.A. Corp.
     300,000    5.36% due 02/18/97...............         297,856
              Eksportfinans A/S
     300,000    5.32% due 03/24/97...............         296,365
              Electronic Data Systems Corp.
     300,000    5.43% due 03/21/97...............         296,425
              Finova Capital Corp.
     300,000    5.38% due 02/07/97...............         298,341
              Ford Motor Credit Corp.
     300,000    5.33% due 02/18/97...............         297,868
              General Electric Capital Corp.
     300,000    5.33% due 01/17/97...............         299,289
              Goldman Sachs Group Limited
              Partnership
     300,000    5.31% due 03/03/97...............         297,301
              Johnson Controls, Inc.
     300,000    5.37% due 01/23/97...............         299,015
              MCI Communications
     300,000    5.30% due 02/20/97...............         297,792
              Merrill Lynch & Co., Inc.
     300,000    5.44% due 01/21/97...............         299,093
              National Fuel Gas
     300,000    5.38% due 01/06/97...............         299,776
              National Rural Utilities
     300,000    5.45% due 03/05/97...............         297,139
              Nationwide Building Society
     300,000    5.63% due 02/27/97...............         297,326
              New York Times Co.
     300,000    5.33% due 01/21/97...............         299,112
              Nordbanken North America
     300,000    5.38% due 02/28/97...............         297,400
              NYNEX Corp.
     300,000    5.43% due 03/18/97...............         296,561
              Pacific Dunlop Ltd.
     300,000    5.50% due 01/03/97...............         299,908
              Sanwa Business Credit Corp.
     300,000    5.40% due 01/15/97...............         299,370
              Sears Roebuck Acceptance Corp.
     300,000    5.32% due 03/19/97...............         296,586
              Sharp Electronics Corp.
     300,000    5.27% due 03/21/97...............         296,531

  PRINCIPAL                                            MARKET
   AMOUNT                                              VALUE
 -----------                                       --------------
              Svenska Handelsbanken, Inc.
 $   300,000    5.42% due 03/24/97...............  $      296,296
              Tambrands, Inc.
     300,000    5.52% due 02/11/97...............         298,114
              Westpac Capital Corp.
     300,000    5.60% due 02/18/97...............         297,760
                                                   --------------
              Total commercial paper.............  $    9,230,806
                                                   --------------
                                                   --------------
 NON-CONVERTIBLE CORPORATE NOTES -- 5.6%
              General Motor Acceptance Corp.
     300,000    5.72% due 04/11/97...............  $      300,166
              Wells Fargo
     300,000    5.59% due 09/05/97...............         300,157
                                                   --------------
              Total non-convertible corporate
                notes............................  $      600,323
                                                   --------------
                                                   --------------
 REPURCHASE AGREEMENT -- 8.6%
     922,000  Interest in $108,163,000 joint
                repurchase agreement dated
                12/31/96 with State Street Bank
                6.70% due 01/02/97; maturity
                amount $922,343 (Collateralized
                by $53,860,000 U.S. Treasury Note
                7.5% due 02/15/05 and $54,303,000
                U.S. Treasury Note 8.875% due
                08/15/17)........................  $      922,000
                                                   --------------
                                                   --------------

DIVERSIFICATION OF ASSETS:
Total commercial paper (cost $9,230,806).....   85.8 %  $  9,230,806
Total non-convertible corporate notes (cost
  $600,323)..................................    5.6         600,323
Total repurchase agreement (cost $922,000)...    8.6         922,000
                                               ------   ------------
Total investment in securities
  (Identified cost $10,753,129)..............  100.0    $ 10,753,129
Excess of cash, receivables and other assets
  over liabilities...........................    0.0             772
                                               ------   ------------
Net assets (applicable to $1.00 per share
  based on 10,753,901 shares outstanding)....  100.0 %  $ 10,753,901
                                               ------   ------------
                                               ------   ------------

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; authorized
  800,000,000 shares; outstanding 10,753,901
  shares.............................................   $     10,754
Paid in surplus......................................     10,743,147
                                                        ------------
Total net assets.....................................   $ 10,753,901
                                                        ------------
                                                        ------------
Class A
  Shares of beneficial interest outstanding, $.001
  par value; 800,000,000 authorized (Net assets
  $10,753,621).......................................     10,753,621
                                                        ------------
                                                        ------------
  Net asset value and offering price per
   share.....................................  $ 1.00
                                                      -----
                                                      -----
Class Y
  Shares of beneficial interest outstanding,
  $.001 par value; 800,000,000 authorized
  (Net assets $280)..........................           280
                                                      -----
                                                      -----
  Net asset value and offering price per
    share....................................  $       1.00
                                                      -----
                                                      -----

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD BOND INCOME STRATEGY FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 U.S. TREAURIES & FEDERAL AGENCIES -- 41.5%
              FEDERAL NATIONAL MORTGAGE
              ASSOCIATION -- 17.0%
              Pass-Throughs
 $ 1,954,266    6.00% due 05/01/11 -
                07/01/11....................  $   1,879,150
                                              -------------
              U.S. TREASURY BONDS -- 5.3%
     150,000     6.00% due 02/15/26.........        136,453
     108,000     6.75% due 08/15/26.........        108,743
     185,000    6.875% due 08/15/25.........        188,527
      50,000    8.125% due 08/15/19.........         57,781
      80,000     8.75% due 05/15/17.........         97,550
                                              -------------
                                                    589,054
                                              -------------
              U.S. TREASURY NOTES -- 19.2%
     500,000     5.00% due 01/31/98.........        495,000
     250,000    5.875% due 10/31/98.........        249,688
     500,000     6.25% due 06/30/98.........        502,344
      50,000    6.875% due 05/15/06.........         51,547
     400,000    6.875% due 08/31/99.........        408,250
     100,000     7.00% due 07/15/06.........        103,906
     300,000     7.50% due 10/31/99.........        311,156
                                              -------------
                                                  2,121,891
                                              -------------
              Total U.S. treasuries &
                Federal agencies............  $   4,590,095
                                              -------------
                                              -------------
 CORPORATE BONDS -- 37.7%
              CABLE -- 2.7%
              Lenfest Communications, Inc.
     100,000    8.38% due 11/01/05..........  $      96,625
              Rogers Cablesystems of America
     100,000    10.00% due 12/01/07.........        105,500
              Tele-Communications, Inc.
     100,000    9.25% due 01/15/23..........         96,386
                                              -------------
                                                    298,511
                                              -------------
              CELLULAR COMMUNICATIONS --
              0.9%
              Rogers Cantel, Inc.
     100,000    9.38% due 06/01/08..........        104,750
                                              -------------
              CONSUMER SERVICES -- 1.0%
              ADT Operations
     100,000    9.25% due 08/01/03..........        106,625
                                              -------------
              ENERGY & SERVICES -- 0.9%
              Cal Energy Co.
     100,000    9.50% due 09/15/06..........        103,250
                                              -------------
              FINANCIAL SERVICES -- 12.4%
              American Reinsurance*
     100,000    7.45% due 12/15/26..........         99,599
              Citicorp
     250,000    7.13% due 05/15/06..........        251,231
              First Nationwide*
     100,000    10.63% due 10/01/03.........        108,000
              Ford Motor Credit Co.
     250,000    6.13% due 01/09/06..........        233,939
              Lehman Brothers, Inc.
     175,000    7.36% due 12/15/03..........        176,972
              Massachusetts Mutual Life
              Insurance Co.
     250,000    7.63% due 11/15/23..........        250,190
              Phoenix Home Life Insurance
              Co.
     250,000    6.95% due 12/01/06..........        246,222
                                              -------------
                                                  1,366,153
                                              -------------

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
              GAMING -- 2.7%
              Grand Casinos
 $   200,000    10.13% due 12/01/03.........  $     202,000
              Trump Atlantic
     100,000    11.25% due 05/01/06.........         99,000
                                              -------------
                                                    301,000
                                              -------------
              INDUSTRIAL -- 4.7%
              Buckeye Cellulos
     100,000    8.50% due 12/15/05..........        100,250
              Freeport-McMoran, Inc.
     100,000    8.75% due 02/15/04..........        103,903
              Newport News*
     100,000    8.63% due 12/01/06..........        102,250
              Owens-Illinois, Inc.
     100,000    11.00% due 12/01/03.........        111,500
              U.S. Home Corp.
     100,000    7.95% due 03/01/01..........         97,616
                                              -------------
                                                    515,519
                                              -------------
              MEDIA & SERVICES -- 1.8%
              Turner Broadcasting Senior
              Note
     100,000    7.40% due 02/01/04..........         99,501
              Viacom, Inc.
     100,000    6.75% due 01/15/03..........         95,716
                                              -------------
                                                    195,217
                                              -------------
              RETAIL -- 2.8%
              K Mart Corp.
     100,000    7.84% due 01/02/02..........         93,442
              K Mart Corp.
     125,000    7.95% due 02/01/23..........        102,500
              Stop and Shop Companies, Inc.
     100,000    9.75% due 02/01/02..........        111,603
                                              -------------
                                                    307,545
                                              -------------
              TECHNOLOGY -- 0.8%
              Digital Equipment Corp.
     100,000    7.75% due 04/01/23..........         87,563
                                              -------------
              TRANSPORTATION -- 0.9%
              Continental Airlines*
     100,000    9.50% due 12/15/01..........        101,375
                                              -------------
              UTILITIES -- 6.1%
              El Paso Electric Co.
     100,000    8.90% due 02/01/06..........        105,500
              Niagara Mohawk First Mortgage
     100,000    7.75% due 05/15/06..........         93,582
              Pacific Gas and Electric Co.
     250,000    7.25% due 03/01/26..........        240,937
              Public Service Electric & Gas,
              MBIA-Insured
     250,000    6.75% due 01/01/16..........        235,492
                                              -------------
                                                    675,511
                                              -------------
              Total corporate bonds.........  $   4,163,019
                                              -------------
                                              -------------
 FOREIGN/YANKEE BONDS & NOTES -- 11.2%
              Abbey-Global
     250,000    6.69% due 10/17/05..........  $     248,072
              Societe Generale
     250,000    9.88% due 07/15/03..........        287,200
              Southern Investments UK PLC
     250,000    6.80% due 12/01/06..........        244,707

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 FOREIGN/YANKEE BONDS & NOTES -- (CONTINUED)
              Banco Nacional Com Ext
 $   125,000    7.25% due 02/02/04..........  $     111,688
              KFW International Finance,
              Inc.
     250,000    7.00% due 03/01/13..........        249,729
              Quebec Province
     100,000    7.13% due 02/09/24..........         95,504
                                              -------------
              Total foreign/yankee bonds &
                notes.......................  $   1,236,900
                                              -------------
                                              -------------
 SUPRANATIONALS -- 4.4%
              Interamerican Development Bank
     450,000    8.50% due 05/01/01..........  $     486,054
                                              -------------
                                              -------------
 ENHANCED EQUIPMENT TRUST CERTIFICATES -- 1.0%
              Norwest Airlines Corp. Trust
      95,077    11.30% due 06/21/14.........  $     115,741
                                              -------------
                                              -------------
 SHORT-TERM SECURITIES -- 1.5%
              COMMERCIAL PAPER -- 0.9%
              Houston Lighting & Power
     100,000    6.00% due 01/03/97..........  $      99,967
                                              -------------
              REPURCHASE AGREEMENT -- 0.6%
      69,000  Interest in $108,163,000 joint
                repurchase agreement dated
                12/31/96 with State Street
                Bank 6.70% due 01/02/97;
                maturity amount $69,026
                (Collaterlized by
                $53,860,000 U.S. Treasury
                Note 7.5% due 02/15/05 and
                $54,303,000 U.S. Treasury
                Note 8.875% due 08/15/17)...         69,000
                                              -------------
              Total short-term securities...  $     168,967
                                              -------------
                                              -------------

                                                           MARKET
                                                           VALUE
                                                        ------------
DIVERSIFICATION OF ASSETS:
Total U.S. treasuries & Federal agencies
  (cost $4,528,776)..........................   41.5%   $  4,590,095
Total corporate bonds (cost $4,084,597)......   37.7       4,163,019
Total foreign/yankee bonds & notes (cost
  $1,223,381)................................   11.2       1,236,900
Total supranationals (cost $478,556).........    4.4         486,054
Total enhanced equipment trust certificates
  (cost $117,223)............................    1.0         115,741
Total short-term securities (cost
  $168,967)..................................    1.5         168,967
                                               ------   ------------
Total investment in securities
  (Identified cost $10,601,500)..............   97.3      10,760,776
Excess of cash, receivables and other assets
  over liabilities...........................    2.7         293,358
                                               ------   ------------
Net assets...................................  100.0%   $ 11,054,134
                                               ------   ------------
                                               ------   ------------

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; authorized
  300,000,000 shares; outstanding 1,076,989 shares...   $      1,077
Paid in surplus......................................     10,786,181
Accumulated undistributed net investment income......         10,290
Accumulated undistributed net realized gain on
  investments........................................         97,310
Unrealized appreciation of investments...............        159,276
                                                        ------------
Net assets at value..................................   $ 11,054,134
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($10,925,338
   DIVIDED BY 1,064,430 shares
  outstanding)...............................  $      10.26
                                                     ------
                                                     ------
  Maximum offering price per share ($10.26
   DIVIDED BY 95.5%).........................  $      10.74
                                                     ------
                                                     ------
Class B
  Net asset value per share ($123,606
   DIVIDED BY 12,054 shares outstanding).....  $      10.25
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($5,190
   DIVIDED BY 505 shares outstanding)........  $      10.27
                                                     ------
                                                     ------

* Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD ADVISERS FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

                                              MARKET
  SHARES                                      VALUE
 --------                                  ------------
 COMMON STOCKS -- 59.8%
           AEROSPACE & DEFENSE -- 2.3%
    2,200  Boeing Co.....................  $    234,025
    2,000  United Technologies Corp......       132,000
                                           ------------
                                                366,025
                                           ------------
           BUSINESS SERVICES -- 0.5%
    1,300  Fluor Corp....................        81,575
                                           ------------
           COMMUNICATIONS EQUIPMENT --
           1.0%
   *1,000  Cisco Systems, Inc............        63,625
    1,000  General Motors Corp. Class
             H...........................        56,250
      777  Lucent Technologies, Inc......        35,936
                                           ------------
                                                155,811
                                           ------------
           COMPUTERS & OFFICE
           EQUIPMENT -- 2.9%
   *3,200  Adaptec, Inc..................       128,000
    1,200  International Business
             Machines Corp...............       181,200
    3,000  Xerox Corp....................       157,875
                                           ------------
                                                467,075
                                           ------------
           CONSUMER DURABLES -- 0.6%
    2,000  Goodyear Tire & Rubber Co.....       102,750
                                           ------------
           CONSUMER NON-DURABLES -- 3.3%
      800  Colgate Palmolive Co..........        73,800
      800  Gillette Co...................        62,200
    1,000  Kimberly-Clark Corp...........        95,250
    1,600  NIKE, Inc. Class B............        95,600
    1,900  Proctor & Gamble Co...........       204,250
                                           ------------
                                                531,100
                                           ------------
           CONSUMER SERVICES -- 2.0%
    5,000  McDonalds Corp................       226,250
   *4,000  Mirage Resorts, Inc...........        86,500
                                           ------------
                                                312,750
                                           ------------
           ELECTRONICS -- 3.4%
    3,800  General Electric Co...........       375,725
    1,200  Intel Corp....................       157,125
                                           ------------
                                                532,850
                                           ------------
           ENERGY & SERVICES -- 5.9%
    1,800  Amoco Corp....................       144,900
    1,500  Chevron Corp..................        97,500
    2,000  Exxon Corp....................       196,000
    1,200  Royal Dutch Petroleum Co......       204,900
    1,100  Schlumberger Ltd..............       109,862
    3,016  Union Pacific Resources Group,
             Inc.........................        88,218
    2,200  Unocal Corp...................        89,375
                                           ------------
                                                930,755
                                           ------------
           FINANCIAL SERVICES -- 10.6%
    2,000  Ace Ltd.......................       120,250
    2,600  Allstate Corp.................       150,475
    2,900  American Express Co...........       163,850
    1,000  American International Group,
             Inc.........................       108,250
    2,200  Associates First Capital
             Corp........................        97,075
    2,400  Citicorp......................       247,200
    1,600  First Bank System, Inc........       109,200
      800  Marsh & McLennan..............        83,200
    2,000  Merrill Lynch & Co., Inc......       163,000
    1,500  NationsBank Corp..............       146,625

                                              MARKET
  SHARES                                      VALUE
 --------                                  ------------
           FINANCIAL SERVICES --
           (CONTINUED)
    1,600  State Street Boston Corp......  $    103,200
    4,100  Travelers Group, Inc. (The)...       186,038
                                           ------------
                                              1,678,363
                                           ------------
           FOOD, BEVERAGE & TOBACCO --
           1.4%
    1,600  Kellogg Co....................       105,000
    3,000  Sara Lee Corp.................       111,750
                                           ------------
                                                216,750
                                           ------------
           HEALTH CARE -- 9.1%
    2,600  Abbott Laboratories...........       131,950
    2,200  American Home Products
             Corp........................       128,975
    1,000  Bristol-Myers Squibb Co.......       108,750
    2,000  Columbia/HCA Healthcare
             Corp........................        81,500
    3,000  Johnson & Johnson.............       149,250
    2,100  Merck & Co., Inc..............       166,425
    1,100  Pfizer, Inc...................        91,162
    2,200  Pharmacia & Upjohn, Inc.......        87,175
    1,700  SmithKline Beecham PLC ADR....       115,600
    2,000  Tenet Healthcare, Corp........        43,750
    2,000  United HealthCare Corp........        90,000
   *2,500  Vencor, Inc...................        79,063
    2,200  Warner-Lambert Co.............       165,000
                                           ------------
                                              1,438,600
                                           ------------
           INDUSTRIAL MATERIALS -- 3.6%
    1,400  Aluminum Company of America...        89,250
    1,600  Crown Cork and Seal, Inc......        87,000
    1,600  Dow Chemical Co...............       125,400
      800  du Pont (E.I.) de Nemours &
             Co..........................        75,500
    1,000  International Paper Co........        40,375
    2,300  Phelps Dodge Corp.............       155,250
                                           ------------
                                                572,775
                                           ------------
           MANUFACTURING -- 1.1%
    1,200  Caterpillar, Inc..............        90,300
    1,000  Minnesota Mining &
             Manufacturing Co............        82,875
                                           ------------
                                                173,175
                                           ------------
           MEDIA & SERVICES -- 2.6%
    2,500  Gannett Co., Inc..............       187,188
    4,400  Gaylord Entertainment Class
             A...........................       100,650
    3,800  Viacom, Inc. Class B..........       132,525
                                           ------------
                                                420,363
                                           ------------
           RETAIL -- 3.5%
    2,000  Home Depot, Inc. (The)........       100,250
   *2,800  Saks Holding, Inc.............        75,600
    2,100  Sears, Roebuck & Co...........        96,862
   *3,000  Toys "R" Us, Inc..............        90,000
    8,800  Wal-Mart Stores, Inc..........       201,300
                                           ------------
                                                564,012
                                           ------------
           SOFTWARE & SERVICES -- 3.3%
    1,400  Computer Sciences Corp........       114,975
    2,200  Electronic Data Systems
             Corp........................        95,150
    2,800  First Data Corp...............       102,200
   *2,000  Microsoft Corp................       165,250
   *1,200  Oracle Systems Corp...........        50,100
                                           ------------
                                                527,675
                                           ------------
           TRANSPORTATION -- 1.4%
    5,800  Southwest Airlines Co.........       128,325

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

                                              MARKET
  SHARES                                      VALUE
 --------                                  ------------
 COMMON STOCKS -- (CONTINUED)
           TRANSPORTATION -- (CONTINUED)
    1,600  Union Pacific Corp............  $     96,200
                                           ------------
                                                224,525
                                           ------------
           UTILITIES -- 1.3%
    2,900  SBC Communications, Inc.......       150,075
    1,300  Texas Utilities Co............        52,975
                                           ------------
                                                203,050
                                           ------------
           Total common stocks...........  $  9,499,979
                                           ------------
                                           ------------
 PRINCIPAL
  AMOUNT
 --------
 U.S. TREASURIES & FEDERAL AGENCIES -- 32.6%
           FEDERAL HOME LOAN MORTGAGE
           CORPORATION -- 1.4%
 $236,659    6.50% due 5/01/26...........  $    226,232
                                           ------------
           GOVERNMENT NATIONAL MORTGAGE
           ASSOCIATION -- 1.4%
  226,808    6.50% due 04/15/26..........       216,390
                                           ------------
           U.S. TREASURY BOND -- 4.7%
  700,000    7.25% due 5/15/16...........       739,156
                                           ------------
           U.S. TREASURY NOTES -- 25.1%
  300,000    5.125% due 04/30/98.........       296,906
  500,000     5.75% due 08/15/03.........       485,000
  500,000    5.875% due 10/31/98.........       499,375
  850,000     6.25% due 05/31/00.........       853,719
  700,000    6.375% due 08/15/02.........       704,594
  400,000     6.50% due 10/15/06.........       402,250
  700,000     7.50% due 02/15/05.........       748,782
                                           ------------
                                              3,990,626
                                           ------------
           Total U.S. treasuries &
             Federal agencies............  $  5,172,404
                                           ------------
                                           ------------
 SHORT-TERM SECURITIES -- 5.1%
           REPURCHASE AGREEMENTS -- 5.1%
  191,000  Interest in $399,594,000 joint
             repurchase agreement dated
             12/31/96 with State Street
             Bank 6.7693% due 01/02/97;
             maturity amount $191,072
             (Collateralized by
             $218,212,000 U.S. Treasury
             Note 6.25% due 06/30/98 and
             $280,160,000 U.S. Treasury
             Strip (principal) 0% due
             05/15/19)                     $    191,000
  624,000  Interest in $300,000,000 joint
             repurchase agreement dated
             12/31/96 with First Boston
             6.75% due 01/02/97; maturity
             amount $624,234
             (Collateralized by
             $301,035,000 U.S. Treasury
             Note 6.25% due 10/31/01)           624,000
                                           ------------
           Total short-term securities...  $    815,000
                                           ------------
                                           ------------

                                                          MARKET
                                                           VALUE
                                                        -----------
DIVERSIFICATION OF ASSETS:
Total common stocks (cost $8,511,537)........   59.8%   $ 9,499,979
Total U.S. treasuries & Federal agencies
  (cost $5,129,366)..........................   32.6      5,172,404
Total short-term securities (cost
  $815,000)..................................    5.1        815,000
                                               ------   -----------
Total investment in securities
  (Identified cost $14,455,903)..............   97.5     15,487,383
Excess of cash, receivables and other assets
  over liabilities...........................    2.5        391,846
                                               ------   -----------
Net assets...................................  100.0%   $15,879,229
                                               ------   -----------
                                               ------   -----------
SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; authorized
  400,000,000 shares; outstanding 1,433,297 shares...   $     1,433
Paid in surplus......................................    14,810,376
Accumulated undistributed net investment income......         1,776
Accumulated undistributed net realized gain on
  investments........................................        34,164
Unrealized appreciation of investments...............     1,031,480
                                                        -----------
Net assets at value..................................   $15,879,229
                                                        -----------
                                                        -----------
Class A
  Net asset value per share ($14,346,717
   DIVIDED BY 1,294,601 shares
  outstanding)...............................  $      11.08
                                                     ------
                                                     ------
  Maximum offering price per share ($11.08
   DIVIDED BY 94.5%).........................  $      11.72
                                                     ------
                                                     ------
Class B
  Net asset value per share ($1,498,526
   DIVIDED BY 135,633 shares outstanding)....  $      11.05
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($33,986
   DIVIDED BY 3,063 shares outstanding)......  $      11.10
                                                     ------
                                                     ------

* Non-income producing.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD DIVIDEND AND GROWTH FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

                                                 MARKET
   SHARES                                         VALUE
 -----------                                  -------------
 COMMON STOCKS -- 94.0%
              AEROSPACE & DEFENSE -- 3.0%
       1,500  Northrop Grumman Corp.........  $     124,125
       1,900  Sundstrand Corp...............         80,750
                                              -------------
                                                    204,875
                                              -------------
              BUSINESS SERVICES -- 0.5%
       1,300  Browning Ferris Industries,
                Inc.........................         34,125
                                              -------------
              COMPUTERS & OFFICE
              EQUIPMENT -- 1.2%
       1,500  Xerox Corp....................         78,938
                                              -------------
              CONSUMER DURABLES -- 3.8%
       2,900  Ford Motor Co.................         92,437
       1,400  Goodyear Tire & Rubber Co.....         71,925
       1,800  ITT Industries, Inc...........         44,100
       1,800  Smith (A.O.) Corp.............         53,775
                                              -------------
                                                    262,237
                                              -------------
              CONSUMER NON-DURABLES -- 4.7%
       1,500  Avon Products.................         85,687
       1,300  Colgate Palmolive Co..........        119,925
       1,200  Kimberly-Clark Corp...........        114,300
                                              -------------
                                                    319,912
                                              -------------
              CONSUMER SERVICES -- 0.6%
         500  Eastman Kodak.................         40,125
                                              -------------
              ELECTRONICS -- 2.6%
       1,800  General Electric Co...........        177,975
                                              -------------
              ENERGY & SERVICES -- 13.1%
       2,200  Ashland, Inc..................         96,525
       2,300  Chevron Corp..................        149,500
       1,300  Cinergy Corp..................         43,387
       1,700  Exxon Corp....................        166,600
       2,000  Pennzoil Co...................        113,000
       2,400  Phillips Petroleum............        106,200
       2,400  Sun Company, Inc..............         58,500
         338  Union Pacific Resources
                Group.......................          9,887
       1,900  Unocal Corp...................         77,188
       3,100  USX-Marathon Group............         74,013
                                              -------------
                                                    894,800
                                              -------------
              FINANCIAL SERVICES -- 18.2%
       2,100  Allstate Corp.................        121,538
       2,200  American Express Co...........        124,300
       3,100  Bancorp Hawaii, Inc...........        130,200
         900  Bank of Boston Corp...........         57,825
         600  CIGNA Corp....................         81,975
       2,600  Citicorp......................        267,800
       3,200  First Bank System, Inc........        218,400
       2,700  First Union Corp..............        199,800
         800  Wachovia Corp.................         45,200
                                              -------------
                                                  1,247,038
                                              -------------
              FOOD, BEVERAGE & TOBACCO --
              8.4%
       6,900  Flowers Industries, Inc.......        148,350
       1,900  General Mills, Inc............        120,412
         900  Interstate Bakeries...........         44,212
         700  Kellogg Co....................         45,938
       1,900  Philip Morris Companies,
                Inc.........................        213,988
                                              -------------
                                                    572,900
                                              -------------

   SHARES                                        MARKET
 -----------                                      VALUE
                                              -------------
              HEALTH CARE -- 9.9%
       1,700  American Home Products
                Corp........................  $      99,662
       1,500  Bard (C.R.), Inc..............         42,000
       1,000  Bristol-Myers Squibb Co.......        108,750
       1,600  Merck & Co., Inc..............        126,800
       4,400  Pharmacia & Upjohn, Inc.......        174,350
       1,700  Warner-Lambert Co.............        127,500
                                              -------------
                                                    679,062
                                              -------------
              INDUSTRIAL MATERIALS -- 3.9%
         700  Calgon Carbon Corp............          8,575
         300  Crompton & Knowles Corp.......          5,775
         200  Dow Chemical Co...............         15,675
         400  du Pont (E.I.) de Nemours &
                Co..........................         37,750
         500  Eastman Chemical Co...........         27,625
         200  Georgia Gulf Corp.............          5,375
         100  Grace (W.R.) & Co.............          5,175
       2,000  International Paper Co........         80,750
         400  Lubrizol Corp.................         12,400
         200  Nalco Chemical Co.............          7,225
       1,300  Weyerhaeuser Co...............         61,587
                                              -------------
                                                    267,912
                                              -------------
              MANUFACTURING -- 1.3%
       1,100  Minnesota Mining &
                Manufacturing Co............         91,162
                                              -------------
              MEDIA & SERVICES -- 1.3%
         100  ACNielson Corp................          1,513
         500  Cognizant Corp................         16,500
       1,000  Gannett Co., Inc..............         74,875
                                              -------------
                                                     92,888
                                              -------------
              REAL ESTATE -- 1.0%
       1,300  Patriot American
                Hospitality.................         56,062
         200  Starwood Lodging Trust........         11,025
                                              -------------
                                                     67,087
                                              -------------
              RETAIL -- 2.9%
       2,500  Mercantile Stores, Inc........        123,438
       1,600  Sears, Roebuck & Co...........         73,800
                                              -------------
                                                    197,238
                                              -------------
              TRANSPORTATION -- 1.1%
       1,300  Union Pacific Corp............         78,163
                                              -------------
              UTILITIES -- 16.5%
       1,400  Ameritech Corp................         84,875
       2,300  BellSouth Corp................         92,863
         500  Carolina Power and Lighting...         18,250
         200  Comsat Corp...................          4,925
       1,700  DPL, Inc......................         41,650
       1,400  DQE, Inc......................         40,600
       3,000  Edison International..........         59,625
         400  Equitable Resources...........         11,900
       2,000  Frontier Corp.................         45,250
       2,200  GTE Corp......................        100,100
       1,000  Illinova Corp.................         27,500
       1,400  NE Electric System............         48,825
       1,200  NIPSCO Industries, Inc........         47,550
       1,100  NYNEX Corp....................         52,937
       1,500  Pacific Enterprises...........         45,562
       2,400  Pacific Gas & Electric Co.....         50,400
       2,400  Pinnacle West Capital Corp....         76,200
       1,000  Public Service Co. of
                Colorado....................         38,875

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

   SHARES                                        MARKET
 -----------                                      VALUE
                                              -------------
 COMMON STOCKS -- (CONTINUED)
              UTILITIES -- (CONTINUED)
       1,700  SBC Communications, Inc.......  $      87,975
         700  Scana Corp....................         18,725
       1,900  Texas Utilities Co............         77,425
       2,600  The Southern Co...............         58,825
                                              -------------
                                                  1,130,837
                                              -------------
              Total common stocks...........  $   6,437,274
                                              -------------
                                              -------------
 CONVERTIBLE PREFERRED STOCKS -- 2.6%
              AEROSPACE & DEFENSE -- 1.2%
       1,500  Lorel Space &
                Communications*.............  $      84,000
                                              -------------
              MEDIA & SERVICES -- 1.4%
       2,000  American Radio*...............         92,000
                                              -------------
              Total convertible preferred
                stocks......................  $    176,0000
                                              -------------
                                              -------------
  PRINCIPAL
   AMOUNT
 -----------
 SHORT-TERM SECURITIES -- 3.7%
              REPURCHASE AGREEMENTS
 $   183,000  Interest in $399,594,000 joint
                repurchase agreement dated
                12/31/96 with State Street
                Bank 6.7693% due 01/02/97
                maturity amount $183,069
                (Collateralized by
                $218,212,000 U.S. Treasury
                Note 6.25% due 06/30/98 and
                $280,160,000 U.S. Treasury
                Strip (principal) 0% due
                05/15/19)...................  $     183,000
      74,000  Interest in $300,000,000 joint
                repurchase agreement dated
                12/31/96 with First Boston
                6.75% due 01/02/97; maturity
                amount $74,028
                (Collateralized by
                $301,035,000 U.S. Treasury
                Note 6.25% due 10/31/01)....         74,000
                                              -------------
              Total short-term securities...  $     257,000
                                              -------------
                                              -------------

                                                            MARKET
                                                             VALUE
                                                          -----------
DIVERSIFICATION OF ASSETS:
Total common stocks (cost $5,970,422)........    94.0%    $ 6,437,274
Total convertible preferred stocks (cost
  $184,650)..................................     2.6         176,000
Total short-term securities (cost
  $257,000)..................................     3.7         257,000
                                               --------   -----------
Total investment in securities
  (Identified cost $6,412,072)...............   100.3       6,870,274
Excess of liabilities over cash, receivables
  and other assets...........................    (0.3)        (21,991)
                                               --------   -----------
Net assets...................................   100.0%    $ 6,848,283
                                               --------   -----------
                                               --------   -----------
SUMMARY OF SHAREHOLDERS' EQUITY:
Capital Stock, par value $.001 per share; authorized
  300,000,000 shares; outstanding 598,562 shares.......   $       599
Paid in surplus........................................     6,366,039
Distribution in excess of net investment income........        (1,060)
Accumulated undistributed net realized gain on
  investments..........................................        24,503
Unrealized appreciation of investments.................       458,202
                                                          -----------
Net assets at value....................................   $ 6,848,283
                                                          -----------
                                                          -----------
Class A
  Net asset value per share ($6,082,738
   DIVIDED BY 531,428 shares outstanding)....  $     11.45
                                               -----------
                                               -----------
  Maximum offering price per share ($11.45
   DIVIDED BY 94.5%).........................  $     12.12
                                               -----------
                                               -----------
Class B
  Net asset value per share ($729,524
   DIVIDED BY 63,991 shares outstanding).....  $     11.40
                                               -----------
                                               -----------
Class Y
  Net asset value per share ($36,021
   DIVIDED BY 3,143 shares outstanding)......  $     11.46
                                               -----------
                                               -----------

* Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD STOCK FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

                                                  MARKET
   SHARES                                          VALUE
 -----------                                  ---------------
 COMMON STOCKS -- 89.2%
              AEROSPACE & DEFENSE -- 3.7%
       1,600  Boeing Co.....................  $       170,200
       1,700  United Technologies Corp......          112,200
                                              ---------------
                                                      282,400
                                              ---------------
              BUSINESS SERVICES -- 0.8%
       1,000  Fluor Corp....................           62,750
                                              ---------------
              COMMUNICATION EQUIPMENT --
              1.6%
        *600  Cisco Systems, Inc............           38,175
       1,200  General Motors Corp. Class
                H...........................           67,500
         388  Lucent Technologies...........           17,945
                                              ---------------
                                                      123,620
                                              ---------------
              COMPUTERS & OFFICE EQUIPMENT
              -- 3.6%
      *1,600  Adaptec, Inc..................           64,000
         600  International Business
                Machines Corp...............           90,600
       2,200  Xerox Corp....................          115,775
                                              ---------------
                                                      270,375
                                              ---------------
              CONSUMER DURABLES -- 0.8%
       1,200  Goodyear Tire & Rubber Co.....           61,650
                                              ---------------
              CONSUMER NON-DURABLES -- 5.4%
         700  Colgate Palmolive Co..........           64,575
         900  Gillette Co...................           69,975
         800  Kimberly-Clark Corp...........           76,200
       1,000  NIKE, Inc. Class B............           59,750
       1,300  Proctor & Gamble..............          139,750
                                              ---------------
                                                      410,250
                                              ---------------
              CONSUMER SERVICES -- 3.2%
       4,000  McDonalds Corp................          181,000
      *3,000  Mirage Resorts, Inc...........           64,875
                                              ---------------
                                                      245,875
                                              ---------------
              ELECTRONICS -- 5.0%
       3,000  General Electric Co...........          296,625
         600  Intel Corp....................           78,563
                                              ---------------
                                                      375,188
                                              ---------------
              ENERGY & SERVICES -- 8.8%
       1,000  Amoco Corp....................           80,500
       1,600  Chevron Corp..................          104,000
       1,100  Exxon Corp....................          107,800
       1,000  Royal Dutch Petroleum Co......          170,750
         800  Schlumberger Ltd..............           79,900
       2,000  Union Pacific Resources Group,
                Inc.........................           58,500
       1,600  Unocal Corp...................           65,000
                                              ---------------
                                                      666,450
                                              ---------------
              FINANCIAL SERVICES -- 15.1%
       1,200  Ace Ltd.......................           72,150
       1,800  Allstate Corp.................          104,175
       1,800  American Express Co...........          101,700
         700  American International Group,
                Inc.........................           75,775
       1,000  Associates First Capital
                Corp........................           44,125
       1,700  Citicorp......................          175,100
       1,300  First Bank System, Inc........           88,725
         700  Marsh & McLennan Cos., Inc....           72,800
       1,300  Merrill Lynch & Co., Inc......          105,950
       1,000  NationsBank Corp..............           97,750
       1,200  State Street Boston Corp......           77,400

   SHARES                                         MARKET
 -----------                                       VALUE
                                              ---------------
              FINANCIAL SERVICES --
              (CONTINUED)
       2,766  Travelers Group, Inc. (The)...  $       125,507
                                              ---------------
                                                    1,141,157
                                              ---------------
              FOOD, BEVERAGE & TOBACCO --
              2.1%
       1,000  Kellogg Co....................           65,625
       2,400  Sara Lee Corp.................           89,400
                                              ---------------
                                                      155,025
                                              ---------------
              HEALTH CARE -- 14.2%
       2,000  Abbott Laboratories...........          101,500
       1,800  American Home Products
                Corp........................          105,525
         700  Bristol-Myers Squibb Co.......           76,125
       2,000  Columbia/HCA Healthcare
                Corp........................           81,500
       2,400  Johnson & Johnson.............          119,400
       1,300  Merck & Co., Inc..............          103,025
       1,200  Pfizer, Inc...................           99,450
       1,600  Pharmacia & Upjohn, Inc.......           63,400
       1,100  SmithKline Beecham PLC ADR....           74,800
       1,400  Tenet Healthcare Corp.........           30,625
       1,600  United HealthCare Corp........           72,000
      *1,300  Vencor, Inc...................           41,112
       1,400  Warner-Lambert Co.............          105,000
                                              ---------------
                                                    1,073,462
                                              ---------------
              INDUSTRIAL MATERIALS -- 4.5%
         700  Aluminum Company of America...           44,625
       1,200  Crown Cork & Seal, Inc........           65,250
         900  Dow Chemical Co...............           70,537
         500  du Pont (E.I.) de Nemours &
                Co..........................           47,187
         500  International Paper Co........           20,188
       1,400  Phelps Dodge Corp.............           94,500
                                              ---------------
                                                      342,287
                                              ---------------
              MANUFACTURING -- 2.1%
       1,000  Caterpillar, Inc..............           75,250
       1,000  Minnesota Mining &
                Manufacturing Co............           82,875
                                              ---------------
                                                      158,125
                                              ---------------
              MEDIA & SERVICES -- 4.1%
       1,800  Gannett Co., Inc..............          134,775
       3,000  Gaylord Entertainment Class
                A...........................           68,625
       3,000  Viacom, Inc. Class B..........          104,625
                                              ---------------
                                                      308,025
                                              ---------------
              RETAIL -- 5.5%
       1,400  Home Depot, Inc. (The)........           70,175
      *2,100  Saks Holding, Inc.............           56,700
       1,400  Sears, Roebuck & Co...........           64,575
      *2,200  Toys "R" Us, Inc..............           66,000
       7,000  Wal-Mart Stores, Inc..........          160,125
                                              ---------------
                                                      417,575
                                              ---------------
              SOFTWARE & SERVICES -- 4.4%
         700  Computer Sciences Corp........           57,488
       2,000  Electronic Data Systems
                Corp........................           86,500
       2,200  First Data Corp...............           80,300
      *1,000  Microsoft Corp................           82,625
        *600  Oracle Systems Corp...........           25,050
                                              ---------------
                                                      331,963
                                              ---------------
              TRANSPORTATION -- 2.0%
       3,500  Southwest Airlines Co.........           77,438

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

   SHARES                                         MARKET
 -----------                                       VALUE
                                              ---------------
 COMMON STOCKS -- (CONTINUED)
              TRANSPORTATION -- (CONTINUED)
       1,200  Union Pacific Corp............  $        72,150
                                              ---------------
                                                      149,588
                                              ---------------
              UTILITIES -- 2.3%
       1,800  SBC Communications, Inc.......           93,150
       2,000  Texas Utilities Co............           81,500
                                              ---------------
                                                      174,650
                                              ---------------
              Total common stocks...........  $     6,750,415
                                              ---------------
                                              ---------------
  PRINCIPAL
   AMOUNT
 -----------
 SHORT-TERM SECURITIES -- 7.9%
              REPURCHASE AGREEMENTS
 $   366,000  Interest in $399,594,000 joint
                repurchase agreement dated
                12/31/96 with State Street
                Bank 6.7693% due 01/02/97;
                maturity amount $366,138
                (Collateralized by
                $218,212,000 U.S. Treasury
                Note 6.25% due 06/30/98 and
                $280,160,000 U.S. Treasury
                Strip (principal) 0% due
                05/15/19)...................  $       366,000
     235,000  Interest in $300,000,000 joint
                repurchase agreement dated
                12/31/96 with First Boston
                6.75% due 01/02/97; maturity
                amount $235,088
                (Collateralized by
                $301,035,000 U.S. Treasury
                Note 6.25% due 10/31/01)....          235,000
                                              ---------------
              Total short-term securities...  $       601,000
                                              ---------------
                                              ---------------

                                                           MARKET
                                                           VALUE
                                                        ------------
DIVERSIFICATION OF ASSETS:
Total common stocks (cost $6,260,567)........   89.2%   $  6,750,415
Total short-term securities (cost
  $601,000)..................................    7.9         601,000
                                               ------   ------------
Total investment in securities
  (Identified cost $6,861,567)...............   97.1       7,351,415
Excess of cash, receivables and other assets
  over liabilities...........................    2.9         219,929
                                               ------   ------------
Net assets...................................  100.0%   $  7,571,344
                                               ------   ------------
                                               ------   ------------

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; authorized
  300,000,000 shares; outstanding 656,761 shares.....   $        657
Paid in surplus......................................      7,073,235
Accumulated undistributed net realized gain on
  investments........................................          7,604
Unrealized appreciation of investments...............        489,848
                                                        ------------
Net assets at value..................................   $  7,571,344
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($6,273,141
   DIVIDED BY 543,879 shares outstanding)....  $   11.53
                                               ---------
                                               ---------
  Maximum offering price per share ($11.53
   DIVIDED BY 94.5%).........................  $   12.20
                                               ---------
                                               ---------
Class B
  Net asset value per share ($1,253,759
   DIVIDED BY 109,034 shares outstanding)....  $   11.50
                                               ---------
                                               ---------
Class Y
  Net asset value per share ($44,444
   DIVIDED BY 3,848 shares outstanding)......  $   11.55
                                               ---------
                                               ---------
* Non-income producing.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD CAPITAL APPRECIATION FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

                                            MARKET
 SHARES                                      VALUE
 -------                                  -----------
 COMMON STOCKS -- 95.3%
          AEROSPACE & DEFENSE -- 3.1%
   1,000  Precision Castparts Corp......  $    49,625
 *11,700  Wyman-Gordon Co...............      260,325
                                          -----------
                                              309,950
                                          -----------
          BUSINESS SERVICES -- 4.1%
   6,400  Allegiance Corp...............      176,800
 *20,000  National Media Corp...........      140,000
  *3,200  XLConnect Solutions, Inc......       92,000
                                          -----------
                                              408,800
                                          -----------
          COMMUNICATION EQUIPMENT --
          8.6%
  *5,000  Geotel Communications Corp....       65,000
  *6,100  Gilat Satellite Network.......      150,212
  *2,700  Oak Industries, Inc...........       62,100
  *9,000  Proxim, Inc...................      207,000
  40,000  Scitex Corp...................      380,000
                                          -----------
                                              864,312
                                          -----------
          COMPUTERS & OFFICE
          EQUIPMENT -- 1.8%
  *4,600  Adaptec, Inc..................      184,000
                                          -----------
          CONSUMER SERVICES -- 4.1%
   3,150  Harman International
            Industries, Inc.............      175,219
 *11,000  Mirage Resorts, Inc...........      237,875
                                          -----------
                                              413,094
                                          -----------
          ELECTRONICS -- 7.6%
 *16,800  DSP Communications, Inc.......      325,500
  *2,900  Solectron Corp................      154,788
   4,400  Texas Instruments.............      280,500
                                          -----------
                                              760,788
                                          -----------
          ENERGY & SERVICES -- 3.8%
 *12,000  Forasol-Foramer N.V...........      235,500
  *6,700  J Ray McDermott S A...........      147,400
                                          -----------
                                              382,900
                                          -----------
          FINANCIAL SERVICES -- 7.3%
   2,000  Ace Ltd.......................      120,250
   4,200  First USA, Inc................      145,425
 *15,000  Matrix Capital Corp...........      238,125
  *5,600  RAC Financial Group Inc.......      118,300
   4,000  United Cos. Financial Corp....      106,500
                                          -----------
                                              728,600
                                          -----------
          HEALTH CARE -- 9.3%
  *8,500  Genzyme Corp..................      184,875
  *8,500  IDX Systems Corp..............      243,312
 *27,300  Novacare, Inc.................      300,300
  *8,200  Superior Consultant
            Holdings....................      202,950
                                          -----------
                                              931,437
                                          -----------
          INDUSTRIAL MATERIALS -- 6.3%
  18,000  Avenor, Inc...................      266,588
  *7,000  Titanium Metals Corp..........      230,125
  *3,700  UCAR International, Inc.......      139,213
                                          -----------
                                              635,926
                                          -----------
          MANUFACTURING -- 1.8%
  10,000  Wabash National Corp..........      183,750
                                          -----------

 SHARES                                     MARKET
 -------                                     VALUE
                                          -----------
          MEDIA & SERVICES -- 7.4%
 *15,000  National Education Corp.......  $   228,750
 *27,340  TCI Satellite Entertainment
            Group Class A...............      269,983
 *16,400  Tele-Communications, Inc.
            Class A.....................      214,225
    *600  Univision Communication Class
            A...........................       22,200
                                          -----------
                                              735,158
                                          -----------
          RETAIL -- 1.5%
    *800  Delia's, Inc..................       15,900
  *9,900  Urban Outfitters, Inc.........      128,700
                                          -----------
                                              144,600
                                          -----------
          SOFTWARE & SERVICES -- 18.9%
  *9,800  BA Merchant Services, Inc.
            Class A.....................      175,175
  *5,000  BBN Corp......................      112,500
  *4,700  Cadence Design System.........      186,825
  *3,300  DST Systems, Inc..............      103,537
 *10,500  Forrester Research, Inc.......      270,375
  *8,500  IKOS Systems, Inc.............      170,000
  *5,000  Macromedia, Inc...............       90,000
  *1,800  Parametric Technology Corp....       92,475
 *11,500  Peerless Systems Corp.........      195,500
  *9,300  Puma Technology, Inc..........      160,425
 *10,400  Pure Atria Corp...............      257,400
  *5,000  Rogue Wave Software...........       78,750
    *250  Sanchez Computer Associates...        1,969
                                          -----------
                                            1,894,931
                                          -----------
          UTILITIES -- 9.7%
 *10,000  Calpine Corp..................      200,000
  *8,000  Telecel-Communicacoes.........      510,145
 *10,000  Worldcom, Inc.................      260,625
                                          -----------
                                              970,770
                                          -----------
          Total common stocks...........  $ 9,549,016
                                          -----------
                                          -----------
 PRINCIPAL
 AMOUNT
 -------
 SHORT-TERM SECURITIES -- 1.1%
          REPURCHASE AGREEMENTS -- 1.1%
 $21,000  Interest in $399,594,000 joint
            repurchase agreement dated
            12/31/96 with State Street
            Bank 6.7693% due 01/02/97;
            maturity amount $21,008
            (Collateralized by
            $218,212,000 U.S. Treasury
            Note 6.25% due 06/30/98 and
            $280,160,000 U.S. Treasury
            Strip (principal) 0% due
            05/15/19)...................  $    21,000
  95,000  Interest in $300,000,000 joint
            repurchase agreement dated
            12/31/96 with First Boston
            6.75% due 01/02/97; maturity
            amount $95,036
            (Collateralized by
            $301,035,000 U.S. Treasury
            Note 6.25% due 10/31/01)....       95,000
                                          -----------
          Total short-term securities...  $   116,000
                                          -----------
                                          -----------

DIVERSIFICATION OF ASSETS:
Total common stocks (cost $8,705,982)........   95.3 %  $  9,549,016
Total short-term securities (cost
  $116,000)..................................    1.1         116,000
                                               ------   ------------
Total investment in securities
  (Identified cost $8,821,982)...............   96.4       9,665,016
Excess of cash, receivables and other assets
  over liabilities...........................    3.6         359,568
                                               ------   ------------
Net assets...................................  100.0 %  $ 10,024,584
                                               ------   ------------
                                               ------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; authorized
  300,000,000 shares; outstanding 750,636 shares.....   $        751
Paid in surplus......................................      8,754,357
Accumulated undistributed net realized gain on
  investments........................................        426,258
Unrealized appreciation of investments...............        843,034
Unrealized appreciation on foreign currency
  translation of other assets and liabilities........            184
                                                        ------------
Net assets at value..................................   $ 10,024,584
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($9,028,258
   DIVIDED BY 675,875 shares outstanding)....  $      13.36
                                                     ------
                                                     ------
  Maximum offering price per share ($13.36
   DIVIDED BY 94.5%).........................  $      14.14
                                                     ------
                                                     ------
Class B
  Net asset value per share ($889,033
   DIVIDED BY 66,745 shares outstanding).....  $      13.32
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($107,293
   DIVIDED BY 8,016 shares outstanding)......  $      13.38
                                                     ------
                                                     ------

* Non-income producing.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD SMALL COMPANY FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

                                                       MARKET
   SHARES                                              VALUE
 -----------                                       --------------
 COMMON STOCKS -- 93.5%
              AEROSPACE & DEFENSE -- 1.1%
      *2,000  Gulfstream Aerospace Corp..........  $       48,500
        *200  Rohr, Inc..........................           4,525
                                                   --------------
                                                           53,025
                                                   --------------
              BUSINESS SERVICES -- 4.2%
      *4,900  Borg-Warner Security Corp..........          52,675
     *10,900  Intelligent Electronics, Inc.......          87,200
        *400  Lason, Inc.........................           8,200
      *2,400  Tetra Technologies, Inc............          60,600
                                                   --------------
                                                          208,675
                                                   --------------
              COMMUNICATION EQUIPMENT -- 7.6%
      *1,800  Fore Systems, Inc..................          59,175
      *2,600  Gilat Satellite Networks Ltd.......          64,025
      *1,600  Kronos, Inc........................          51,200
      *2,600  Natural Microsystems Corp..........          81,900
      *1,500  Oak Industries, Inc................          34,500
       3,300  Scitex Corp........................          31,350
      *1,200  Videoserver, Inc...................          51,000
        *300  West Teleservices Corp.............           6,825
                                                   --------------
                                                          379,975
                                                   --------------
              COMPUTERS & OFFICE EQUIPMENT --
              2.4%
      *1,700  Affiliated Computer Services Class
                A................................          50,575
      *2,400  Caere Corp.........................          27,600
      *3,600  Diamond Multimedia Systems.........          42,750
                                                   --------------
                                                          120,925
                                                   --------------
              CONSUMER NON-DURABLES -- 3.2%
       2,400  Ethan Allen, Inc...................          92,400
       2,400  First Brands Corp..................          68,100
                                                   --------------
                                                          160,500
                                                   --------------
              CONSUMER SERVICES -- 5.0%
      *2,200  Brinker International, Inc.........          35,200
      *2,800  Golden Bear Golf, Inc..............          31,500
        *400  PJ America, Inc....................           7,200
      *1,200  Planet Hollywood International,
                Inc..............................          23,700
      *3,000  Prime Hospitality Corp.............          48,375
      *5,200  Rally's Hamburgers, Inc............          23,725
      *6,700  Tyco Toys, Inc.....................          78,725
                                                   --------------
                                                          248,425
                                                   --------------
              ELECTRONICS -- 4.0%
      *2,500  Actel Corp.........................          59,375
      *3,000  Conductus, Inc.....................          19,500
       2,400  Dallas Semiconductor Corp..........          55,200
        *600  Etec Systems, Inc..................          22,950
      *2,500  Gemstar International Group Ltd....          43,750
                                                   --------------
                                                          200,775
                                                   --------------
              ENERGY & SERVICES -- 1.6%
      *2,000  Falcon Drilling Co., Inc...........          78,500
                                                   --------------
              FINANCIAL SERVICES -- 11.2%
       1,100  Bancorp Hawaii, Inc................          46,200
         525  Conseco, Inc.......................          33,484
       1,400  Frontier Insurance Group, Inc......          53,550
      *2,400  Imperial Bancorp...................          54,900
      *3,400  Imperial Credit Industries.........          71,400
       1,400  Legg Mason, Inc....................          53,900
       1,200  MMI Companies, Inc.................          38,700

   SHARES                                              MARKET
 -----------                                           VALUE
                                                   --------------
              FINANCIAL SERVICES -- (CONTINUED)
      *2,200  Prepaid Legal Services, Inc........  $       40,150
       1,200  Reinsurance Group of America.......          56,550
       2,400  Resource Bancshares Mortgage
                Group............................          34,200
       3,400  Westcorp...........................          74,375
                                                   --------------
                                                          557,409
                                                   --------------
              FOOD, BEVERAGE & TOBACCO -- 1.2%
      *1,600  Robert Mondavi Corp. Class B.......          58,400
                                                   --------------
              HEALTH CARE -- 17.4%
      *2,000  Alliance Pharmaceuticals Corp......          27,250
      *3,300  Amylin Pharmaceuticals, Inc........          42,900
      *2,100  Apria Healthcare Group, Inc........          39,375
      *1,800  FHP International Corp.............          66,825
      *2,200  Genesis Health Ventures, Inc.......          68,475
      *1,800  IDX Systems Corp...................          51,525
      *1,800  Isomedix, Inc......................          23,400
       3,800  Kinetic Concepts, Inc..............          46,550
      *2,200  Ligand Pharmaceuticals Class B.....          32,725
      *2,900  Magainin Pharmaceuticals, Inc......          27,912
      *3,000  Magellan Health Services, Inc......          67,125
       2,200  Mckesson Corp......................         123,200
      *2,400  Medpartners, Inc...................          50,400
      *5,400  NABI, Inc..........................          47,250
      *3,000  Physio-Control International
                Corp.............................          67,500
      *2,700  Vencor, Inc........................          85,388
                                                   --------------
                                                          867,800
                                                   --------------
              INDUSTRIAL MATERIALS -- 1.0%
      *1,400  UCAR International Inc.............          52,675
                                                   --------------
              MANUFACTURING -- 2.2%
       1,800  Memtec Ltd. ADR....................          59,175
       3,500  NN Ball & Roller, Inc..............          53,375
                                                   --------------
                                                          112,550
                                                   --------------
              MEDIA & SERVICES -- 7.7%
      *4,800  American Telecasting, Inc..........          27,600
      *2,520  Home Shopping Network..............          59,850
      *2,000  International Cabletel, Inc........          50,500
      *6,600  Iwerks Entertainment, Inc..........          33,000
        *100  Metro Networks, Inc................           2,525
      *4,200  Pegasus Communications Corp........          57,750
      *2,700  Peoples Choice TV Corp.............          16,537
      *4,900  Playboy Enterprises Class B........          47,775
      *7,300  Valuevision International, Inc.
                Class A..........................          39,238
      *3,400  Western Wireless Corp. Class A.....          47,175
                                                   --------------
                                                          381,950
                                                   --------------
              REAL ESTATE -- 0.9%
      *2,700  Castle & Cooke, Inc................          42,863
                                                   --------------
              RETAIL -- 6.2%
      *2,100  Bed & Bath Beyond, Inc.............          50,925
      *2,500  Gymboree Corp......................          57,187
       1,200  Mercantile Stores, Inc.............          59,250
      *1,500  Saks Holding, Inc..................          40,500
      *7,900  Sports and Recreation, Inc.........          61,225
      *3,300  Urban Outfitters, Inc..............          42,900
                                                   --------------
                                                          311,987
                                                   --------------
              SOFTWARE & SERVICES -- 10.6%
        *400  BA Merchant Services, Inc. Class
                A................................           7,150

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

   SHARES                                              MARKET
 -----------                                           VALUE
                                                   --------------
 COMMON STOCKS -- (CONTINUED)
              SOFTWARE & SERVICES -- (CONTINUED)
      *1,600  Bisys Group, Inc...................  $       59,300
      *3,050  Boole & Babbage, Inc...............          76,250
        *500  Desktop Data, Inc..................           9,625
      *2,100  DST Systems, Inc...................          65,887
      *3,100  IKOS Systems, Inc..................          62,000
        *400  Information Management Resources...           8,450
      *2,900  Macromedia, Inc....................          52,200
      *2,400  Mercury Interactive Corp...........          31,200
      *3,300  Premenos Technology Corp...........          28,463
        *900  Puma Technology, Inc...............          15,525
      *1,374  Sterling Commerce, Inc.............          48,434
      *2,100  Sterling Software, Inc.............          66,412
                                                   --------------
                                                          530,896
                                                   --------------
              TRANSPORTATION -- 2.9%
       2,800  Air Express International Corp.....          90,300
      *2,300  Swift Transportation Co., Inc......          54,050
                                                   --------------
                                                          144,350
                                                   --------------
              UTILITIES -- 3.1%
      *2,000  McLeod, Inc. Class A...............          51,000
     *16,900  Peoples Telephone Co., Inc.........          53,869
      *6,100  Trescom International, Inc.........          48,800
                                                   --------------
                                                          153,669
                                                   --------------
              Total common stocks................  $    4,665,349
                                                   --------------
                                                   --------------
 PREFERRED STOCK -- 0.6%
              MEDIA & SERVICES -- 0.6%
       1,100  AMC Entertainment, Inc.............  $       29,700
                                                   --------------
                                                   --------------
  PRINCIPAL
   AMOUNT
 -----------
 SHORT-TERM SECURITIES -- 4.9%
              REPURCHASE AGREEMENTS -- 4.9%
 $    25,000  Interest in $399,594,000 joint
                repurchase agreement dated
                12/31/96 with State Street Bank
                6.7693% due 01/02/97; maturity
                amount $25,009 (Collateralized by
                $218,212,000 U.S. Treasury Note
                6.25% due 06/30/98 and
                $280,160,000 U.S. Treasury Strip
                (principal) 0% due 05/15/19).....  $       25,000
     218,000  Interest in $300,000,000 joint
                repurchase agreement dated
                12/31/96 with First Boston 6.75%
                due 01/02/97; maturity amount
                $218,082 (Collateralized by
                $301,035,000 U.S. Treasury Note
                6.25% due 10/31/01)..............         218,000
                                                   --------------
              Total short-term securities........  $      243,000
                                                   --------------
                                                   --------------

                                                           MARKET
                                                           VALUE
                                                        ------------
DIVERSIFICATION OF ASSETS:
Total common stocks (cost $4,503,678)........   93.5%   $ 4,665,349
Total preferred stock (cost $39,099).........    0.6         29,700
Total short-term securities (cost
  $243,000)..................................    4.9        243,000
                                               ------   ------------
Total investment in securities
  (Identified cost $4,785,777)...............   99.0      4,938,049
Excess of cash, receivables and other assets
  over liabilities...........................    1.0         48,976
                                               ------   ------------
Net assets...................................  100.0%   $ 4,987,025
                                               ------   ------------
                                               ------   ------------

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; authorized
  300,000,000 shares; outstanding 466,902 shares.....   $       466
Paid in surplus......................................     4,833,336
Accumulated undistributed net realized gain on
  investments........................................           951
Unrealized appreciation of investments...............       152,272
                                                        ------------
Net assets at value..................................   $ 4,987,025
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($4,673,328
   DIVIDED BY 437,487 shares outstanding)....  $      10.68
                                                     ------
                                                     ------
  Maximun offering price per share ($10.68
   DIVIDED BY 94.5%).........................  $      11.30
                                                     ------
                                                     ------
Class B
  Net asset value per share ($241,355
   DIVIDED BY 22,659 shares outstanding).....  $      10.65
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($72,342
   DIVIDED BY 6,756 shares outstanding)......  $      10.71
                                                     ------
                                                     ------

* Non-income producing.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD INTERNATIONAL OPPORTUNITIES FUND
 STATEMENT OF NET ASSETS
DECEMBER 31, 1996

                                              MARKET
  SHARES                                      VALUE
 --------                                  ------------
 COMMON STOCKS -- 84.1%
           ARGENTINA -- 0.8%
    1,900  Perezcompanc SA B.............  $     13,359
    1,000  YPF Sociedad Anonima Sponsored
             ADR.........................        25,250
                                           ------------
                                                 38,609
                                           ------------
           AUSTRALIA -- 3.5%
    3,500  Amcor Ltd.....................        22,489
   10,235  Boral Ltd.....................        29,103
    2,785  Broken Hill Proprietary Co.
             Ltd.........................        39,639
   15,559  Goodman Fielder Ltd...........        19,278
   10,000  Pioneer International Ltd.....        29,785
    1,000  Qantas Air Ltd. ADR***........        16,679
                                           ------------
                                                156,973
                                           ------------
           AUSTRIA -- 0.7%
      300  OMV AG........................        33,793
                                           ------------
           BELGIUM -- 0.6%
     *300  Credit Communal Holding***....        27,342
                                           ------------
           BRAZIL -- 0.9%
    1,000  Electrobras On ADR............        17,900
   90,000  Petroleo Brasileiro...........        14,335
  160,000  Telecomunic Brasileiras.......        11,471
                                           ------------
                                                 43,706
                                           ------------
           CANADA -- 1.1%
    1,500  Canadian Pacific Ltd..........        39,750
      900  Canwest Global Communication
             Corp........................         9,225
                                           ------------
                                                 48,975
                                           ------------
           CHILE -- 0.8%
    1,000  Banco Santander Chile ADR.....        15,000
      750  Enersis SA ADR................        20,813
                                           ------------
                                                 35,813
                                           ------------
           DENMARK -- 2.4%
    1,300  TeleDanmark B ADR.............        35,425
    1,400  Unidanmark A Registered.......        72,386
                                           ------------
                                                107,811
                                           ------------
           FINLAND -- 1.7%
   *5,000  Merita Bank Ltd. A............        15,513
    4,000  Metsa-Serla Oy B..............        29,941
    1,400  Rauma Oy......................        29,464
                                           ------------
                                                 74,918
                                           ------------
           FRANCE -- 7.2%
      330  Accor SA......................        41,704
    1,150  Assurances Generales de
             France......................        37,052
      900  Banque Nationale de
             Paris***....................        34,762
      300  Credit Commercial de France...        13,850
      525  Havas SA......................        36,759
      100  Peugeot SA....................        11,234
      450  Remy Cointreau................        12,724
    1,500  Rhone-Poulenc.................        51,041
      170  Saint Gobain..................        24,002
      200  Societe Generale..............        21,582
      200  Societe Nationale Elf
             Acquitaine..................        18,170
      300  Total SA......................        24,352
                                           ------------
                                                327,232
                                           ------------

  SHARES                                      MARKET
 --------                                     VALUE
                                           ------------
           GERMANY -- 4.6%
      750  Daimler-Benz AG...............  $     51,343
       85  Degussa AG....................        38,608
      270  Hornbach Holding Pref
             (Non-voting)................        19,272
       70  Karstadt AG...................        23,256
       40  Mannesmann AG.................        17,188
    2,800  Metallgesellschaft AG.........        57,086
                                           ------------
                                                206,753
                                           ------------
           HONG KONG -- 3.3%
    3,000  Citic Pacific Ltd.............        17,414
    5,000  Hutchison Whampoa Ltd.........        39,270
    6,000  Lai Sun Development...........         9,076
    1,000  New World Development Co.
             Ltd.........................         6,755
    2,000  Sun Hung Kai Properties.......        24,499
    4,000  Swire Pacific Ltd.............        38,138
   50,000  Tingyi Holding Corp...........        13,090
                                           ------------
                                                148,242
                                           ------------
           INDIA -- 0.3%
      800  State Bank of India GDR.......        14,200
                                           ------------
           INDONESIA -- 0.9%
   17,000  Bank Negara Indonesa BNI......         8,995
      300  Indosat ADR...................         8,212
   20,000  Kalbe Farma - Foreign
             Registered..................        22,857
                                           ------------
                                                 40,064
                                           ------------
           IRELAND -- 0.6%
   10,000  Jefferson Smurfit Group.......        29,691
                                           ------------
           ITALY -- 2.3%
    2,500  Arnoldo Mondadori Editore
             S.p.A.......................        20,306
   14,000  Banca Commerciale Italiana
             S.p.A.......................        25,412
    5,000  Fiat S.p.A....................        15,094
    6,600  Stet S.p.A....................        29,951
    5,000  Telecom Italia S.p.A..........        12,956
                                           ------------
                                                103,719
                                           ------------
           JAPAN -- 17.8%
    1,100  Canon Sales Co., Inc..........        24,451
    1,000  Chudenko Corp.................        28,776
    2,000  Chugai Pharmaceutical Co......        16,714
    3,000  Dai Nippon Printing Co........        52,468
    1,000  Danto Corp....................         9,735
    1,000  Fuji Machine Manufacturing
             Co..........................        26,449
    2,000  JGC Corp......................        14,974
    1,000  Kyudenko Corp.................        10,338
    1,000  Mabuchi Motor Co..............        50,228
    1,000  Maruichi Steel Tube...........        17,231
    3,000  Matsushita Electric Industrial
             Co..........................        48,850
    3,000  Mitsubishi Heavy Industries...        23,779
    1,000  Murata Manufacturing Co.......        33,170
    4,000  NGK Spark Plug................        43,767
    2,000  Nippon Express Co.............        13,681
      120  Nippon Television Network
             Corp........................        36,185
    1,000  Nomura Securities Co..........        14,991
    3,000  Onward Kashiyama Co. Ltd......        42,130
    2,000  Sakura Bank...................        14,267
    1,000  Sankyo Co., Ltd...............        28,259
    2,000  Sanwa Bank Ltd................        27,225
    2,000  Seventy-Seven Bank............        16,369
    3,000  Sumitomo Realty &
             Development.................        18,868
    3,000  Toda Construction Co..........        22,745

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

  SHARES                                      MARKET
 --------                                     VALUE
                                           ------------
 COMMON STOCKS -- (CONTINUED)
           JAPAN -- (CONTINUED)
    2,000  Tokio Marine & Fire Insurance
             Co..........................  $     18,782
    5,000  Toyo Ink Manfacturing Co.
             Ltd.........................        20,462
    1,000  Toyota Motor Corp.............        28,690
      900  World Co......................        37,219
    5,000  Yamato Kogyo Co. Ltd..........        46,093
    1,000  Yamazaki Baking Co. Ltd.......        15,939
                                           ------------
                                                802,835
                                           ------------
           LUXEMBOURG -- 0.3%
    1,750  Quilmes Industrial ADR........        15,969
                                           ------------
           MALAYSIA -- 1.5%
    9,000  Land & General Holdings
             Berhad......................        21,560
   10,000  MBF Capital Berhad............        16,235
    2,000  Resort World Berhad...........         9,107
    5,000  Sime Darby Berhad.............        19,699
                                           ------------
                                                 66,601
                                           ------------
           MEXICO -- 1.8%
    1,900  Cemex SA - CPO................         6,818
    2,600  Cemex SA De C.V...............         9,330
    5,500  FEMSA SA Series B.............        18,725
    3,750  Grupo Carso SA Series A1......        19,531
  *50,000  Grupo Financiero Bancomer
             Series B....................        20,008
    1,000  Transportation Maritima A
             ADR.........................         4,625
                                           ------------
                                                 79,037
                                           ------------
           NETHERLANDS -- 3.4%
      250  Akzo Nobel NV.................        34,109
    1,200  Ing Groep NV..................        43,151
      917  KLM...........................        25,765
    1,000  Polygram NV...................        50,875
                                           ------------
                                                153,900
                                           ------------
           NEW ZEALAND -- 0.7%
    7,964  Air New Zealand Ltd. B........        21,607
    5,000  Carter Holt Harvey Ltd........        11,340
                                           ------------
                                                 32,947
                                           ------------
           NORWAY -- 2.2%
    4,060  Fokus Bank....................        27,913
    2,500  Nycomed ASA Series A..........        38,173
    1,950  Saga Petroleum ASA Series A...        32,524
                                           ------------
                                                 98,610
                                           ------------
           PHILIPPINES -- 0.6%
      250  Philippine Long Distance
             ADR.........................        12,750
   15,000  Pilipino Telephone............        12,690
                                           ------------
                                                 25,440
                                           ------------
           PORTUGAL -- 0.1%
      100  Telecel Communicacoes***......         6,377
                                           ------------
           SINGAPORE -- 2.8%
    3,000  Development Bank of
             Singapore...................        40,534
    5,000  Far East Levingston
             Shipbuilding................        26,093
    5,000  Keppel Corp...................        38,962
    6,000  Straits Steamship Land........        19,216
                                           ------------
                                                124,805
                                           ------------
           SOUTH KOREA -- 0.6%
      750  Korea Electric Power Corp.
             ADR.........................        15,375
  SHARES                                      MARKET
 --------                                     VALUE
                                           ------------
           SOUTH KOREA -- (CONTINUED)
      500  Pohang Iron & Steel ADR.......  $     10,125
                                           ------------
                                                 25,500
                                           ------------
           SPAIN -- 2.7%
      200  Acerinox SA...................        28,845
      400  Empresa Nacional de
             Electricidad................        28,414
      500  Empresa Nacional de
             Electricidad ADR............        35,000
    1,200  Telefonica De Espana SA.......        27,815
                                           ------------
                                                120,074
                                           ------------
           SWEDEN -- 1.2%
      500  BT Industries AB***...........         9,300
    1,160  Pharmacia & Upjohn, Inc.
             SDR.........................        47,484
                                           ------------
                                                 56,784
                                           ------------
           SWITZERLAND -- 2.2%
       10  Cie Financ Richemont AG.......        14,001
       25  Nestle SA.....................        26,755
       55  Sulzer AG - Part Certified....        29,329
       15  Sulzer AG - Registered........         8,636
       25  Swissair - Registered.........        20,164
                                           ------------
                                                 98,885
                                           ------------
           THAILAND -- 1.0%
   18,900  Bangkok Metropolitan Bank.....         7,371
    2,000  Land & House Co., Ltd.........        14,587
    1,300  Siam City Cement Public Co.,
             Ltd.........................         6,794
    2,000  Siam Commercial...............        14,508
                                           ------------
                                                 43,260
                                           ------------
           UNITED KINGDOM -- 13.3%
    1,550  Allied Irish Banks PLC........        10,385
      500  Amersham International PLC....         9,840
    3,350  Associated British Foods......        27,776
    1,000  Bank of Ireland...............         9,130
    7,000  Bank of Scotland..............        36,955
    2,625  Boc Group PLC.................        39,239
    3,000  Boots Company PLC.............        30,932
   10,000  British Gas PLC...............        38,419
    3,000  British Telecom Co. PLC.......        20,253
    2,000  BTR...........................         9,720
   19,000  Cookson Group PLC.............        76,735
    4,320  De la Rue PLC.................        42,324
    5,000  National Grid Group PLC.......        16,728
    7,000  Northern Foods PLC............        24,497
    3,851  Powergen PLC..................        37,729
    6,730  Rank Group PLC................        50,157
    2,900  Reckitt & Colman PLC..........        35,930
    2,538  Royal & Sun Alliance
             Insurance...................        19,306
    2,000  Royal Bank of Scotland........        19,286
    7,050  Sainsbury (J) PLC.............        46,811
                                           ------------
                                                602,152
                                           ------------
           VENEZUELA -- 0.2%
      400  Cia Anonima Telef De Venezuela
             ADR.........................        11,250
                                           ------------
           Total common stocks...........  $  3,802,267
                                           ------------
                                           ------------
 PREFERRED STOCKS -- 0.8%
           FINLAND -- 0.6%
      500  Nokia Corp. ADR...............  $     28,813
                                           ------------
           BRAZIL -- 0.2%
   12,800  Cervejaria Brahma                      6,997
                                           ------------
           Total preferred stocks........  $     35,180
                                           ------------
                                           ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.
 STATEMENT OF NET ASSETS -- (CONTINUED)
DECEMBER 31, 1996

 PRINCIPAL                                    MARKET
  AMOUNT                                      VALUE
 --------                                  ------------
 SHORT-TERM SECURITIES -- 16.1%
           U.S. TREASURY BILL -- 0.6%
 $ 25,000    4.85% due 03/20/97..........  $     24,737
                                           ------------
           REPURCHASE AGREEMENTS -- 15.5%
  462,000  Interest in $399,594,000 joint
             repurchase agreement dated
             12/31/96 with State Street
             Bank 6.7693% due 01/02/97;
             maturity amount $462,174
             (Collateralized by
             $218,212,000 U.S. Treasury
             Note 6.25% due 06/30/98 and
             $280,160,000 U.S. Treasury
             Strip (principal) 0% due
             05/15/19)...................       462,000
  239,000  Interest in $300,000,000 joint
             repurchase agreement dated
             12/31/96 with First Boston
             6.75% due 01/02/97; maturity
             amount $239,090
             (Collateralized by
             $301,035,000 U.S. Treasury
             Note 6.25% due 10/31/01)           239,000
                                           ------------
                                                701,000
                                           ------------
           Total short-term securities...  $    725,737
                                           ------------
                                           ------------

DIVERSIFICATION OF ASSETS:
Total common stocks (cost $3,592,139)........   84.1 %  $  3,802,267
Total preferred stocks (cost $24,941)........    0.8          35,810
Total short-term securities (cost
  $725,737)..................................   16.1         725,737
                                               ------   ------------
Total investment in securities
  (Identified cost $4,342,817)...............  101.0       4,563,814
Excess of liabilities over cash, receivables
  and other assets...........................   (1.0 )       (43,650)
                                               ------   ------------
Net assets...................................  100.0 %  $  4,520,164
                                               ------   ------------
                                               ------   ------------
SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; authorized
  300,000,000 shares; outstanding 421,612 shares.....   $        422
Paid in surplus......................................      4,273,202
Distribution in excess of net investment income......         (1,737)
Accumulated undistributed net realized gain on
  investments........................................         20,733
Unrealized appreciation of investments...............        220,997
Unrealized appreciation of futures contracts.........          6,073
Unrealized appreciation of forward foreign currency
  contracts (Note 2).................................            538
Unrealized depreciation on translation of other
  assets and liabilities in foreign currencies.......            (64)
                                                        ------------
Net assets at value..................................   $  4,520,164
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($4,293,981
   DIVIDED BY 400,474 shares outstanding)....        $10.72
                                                     ------
                                                     ------
  Maximun offering price per share ($10.72
   DIVIDED BY 94.5%).........................        $11.34
                                                     ------
                                                     ------
Class B
  Net asset value per share ($162,526
   DIVIDED BY 15,207 shares outstanding).....        $10.69
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($63,657
   DIVIDED BY 5,931 shares outstanding)......        $10.73
                                                     ------
                                                     ------

  * Non-income producing.
 ** The Fund had 1 March TSE 35 Index futures contract, 1 March MATIF CAC 40
    Index futures contract, 1 March ALL ORDS Index futures contract, 2 January IBEX futures contracts, 1 January OMX Stock Index futures contract and 1 March DTB DAX Index futures contract open as of December 31, 1996. These contracts had a market value of $129,156 as of December 31, 1996.
*** Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

FORWARD FOREIGN CURRENCY CONTRACTS -- NOTE 2 -- OUTSTANDING AT DECEMBER 31, 1996

                                              AGGREGATE   DELIVERY     UNREALIZED
DESCRIPTION                     TOTAL VALUE  FACE VALUE     DATE      APPRECIATION
------------------------------  -----------  -----------  ---------  ---------------
Spanish Peseta (Buy)             $   9,921    $   9,816    01/17/97     $     105
Spanish Peseta (Buy)                38,904       38,471    01/24/97           433
                                                                            -----
                                                                        $     538
                                                                            -----
                                                                            -----

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

ITT HARTFORD MUTUAL FUNDS, INC.
STATEMENT OF OPERATIONS,
STATEMENT OF CHANGES IN NET ASSETS,
NOTES TO FINANCIAL STATEMENTS,
FINANCIAL HIGHLIGHTS
AND REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

--------------------------------------------------------------------------------
 ITT HARTFORD MUTUAL FUNDS, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO DECEMBER 31, 1996

                                           ITT HARTFORD
                           ITT HARTFORD    BOND INCOME
                               MONEY         STRATEGY
                            MARKET FUND        FUND
                           -------------   ------------
INVESTMENT INCOME:
  Dividends..............  $    --         $   --
  Interest...............       252,103        323,463
  Less: foreign tax
   withheld..............       --             --
                           -------------   ------------
    Total investment
     income..............       252,103        323,463
                           -------------   ------------
EXPENSES:
  Investment advisory
   fees..................        22,884         30,076
  Transfer agent fees....        15,988         13,214
  Distribution fees
    Class A..............        13,818         13,898
    Class B..............       --                 225
  Custodian fees and
   expenses..............         1,607          1,518
  Accounting services....        27,218         27,525
  Registration fees......        38,949         39,058
  Board of directors
   fees..................         3,812          3,812
  Audit fees.............        18,721         18,931
  Legal fees.............         8,974          9,075
  Amortization of
   deferred
   organizational
   costs.................         2,186          3,276
  Other expenses.........         6,676          7,149
                           -------------   ------------
    Total expenses
     (before waivers and
     reimbursements).....       160,833        167,757
  Expense waivers and
   reimbursements........      (114,934)      (109,635)
                           -------------   ------------
  Total expenses, net....        45,899         58,122
                           -------------   ------------
  Net investment income
   (loss)................       206,204        265,341
                           -------------   ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain on
   investments...........       --             159,623
  Net realized gain on
   forward foreign
   currency contracts....       --             --
  Net realized gain on
   futures contracts.....       --             --
  Net realized loss on
   foreign currency
   transactions..........       --             --
  Net unrealized
   appreciation of
   investments...........       --             159,276
  Net unrealized
   appreciation
   (depreciation) on
   translation of other
   assets and liabilities
   in foreign
   currencies............       --             --
  Net unrealized
   appreciation of
   futures contracts.....       --             --
  Unrealized appreciation
   of forward foreign
   currency contracts....       --             --
                           -------------   ------------
  Net realized and
   unrealized gain on
   investments...........       --             318,899
                           -------------   ------------
  Net increase in net
   assets resulting from
   operations............  $    206,204    $   584,240
                           -------------   ------------
                           -------------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

                                                                       ITT HARTFORD
                                         ITT HARTFORD                     CAPITAL      ITT HARTFORD     ITT HARTFORD
                          ITT HARTFORD   DIVIDEND AND   ITT HARTFORD   APPRECIATION       SMALL        INTERNATIONAL
                          ADVISERS FUND  GROWTH FUND     STOCK FUND        FUND        COMPANY FUND  OPPORTUNITIES FUND
                          -------------  ------------   ------------  ---------------  ------------  ------------------
INVESTMENT INCOME:
  Dividends..............  $   59,991     $   54,426    $    32,800     $    4,927     $     5,710       $   23,276
  Interest...............     123,816          7,178          8,813         10,866           9,153           12,398
  Less: foreign tax
   withheld..............        (419)           (37)          (209)           (37)            (18)          (2,757)
                          -------------  ------------   ------------  ---------------  ------------        --------
    Total investment
     income..............     183,388         61,567         41,404         15,756          14,845           32,917
                          -------------  ------------   ------------  ---------------  ------------        --------
EXPENSES:
  Investment advisory
   fees..................      38,897         13,810         15,357         18,419          14,746           12,988
  Transfer agent fees....      21,188         20,023         16,748         26,397          18,411           11,378
  Distribution fees
    Class A..............      15,237          5,408          5,429          6,681           5,144            4,561
    Class B..............       1,479            544          1,275            977             299              167
  Custodian fees and
   expenses..............       2,413          2,378          2,416          2,061           2,914           22,894
  Accounting services....      30,841         10,945         11,403         13,697          10,316            9,086
  Registration fees......      39,808         32,383         32,464         34,476          32,431           31,209
  Board of directors
   fees..................       3,812          3,812          3,812          3,812           3,812            3,812
  Audit fees.............      21,212          7,528          7,843          9,421           7,095            6,249
  Legal fees.............      10,169          3,609          3,760          4,516           3,401            2,996
  Amortization of
   deferred
   organizational
   costs.................       3,276          3,276          3,276          3,276           3,276            3,276
  Other expenses.........       9,116          3,550          3,861          4,556           2,943            2,918
                          -------------  ------------   ------------  ---------------  ------------        --------
    Total expenses
     (before waivers and
     reimbursements).....     197,448        107,266        107,644        128,289         104,788          111,534
  Expense waivers and
   reimbursements........    (123,622)       (81,036)       (78,838)       (94,120)        (79,380)         (86,164)
                          -------------  ------------   ------------  ---------------  ------------        --------
  Total expenses, net....      73,826         26,230         28,806         34,169          25,408           25,370
                          -------------  ------------   ------------  ---------------  ------------        --------
  Net investment income
   (loss)................     109,562         35,337         12,598        (18,413)        (10,563)           7,547
                          -------------  ------------   ------------  ---------------  ------------        --------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain on
   investments...........      34,690         34,697          8,296        734,669         323,041           32,945
  Net realized gain on
   forward foreign
   currency contracts....     --             --             --             --              --                15,163
  Net realized gain on
   futures contracts.....     --             --             --             --              --                 2,960
  Net realized loss on
   foreign currency
   transactions..........     --             --             --             --              --                  (834)
  Net unrealized
   appreciation of
   investments...........   1,031,480        458,202        489,848        843,034         152,272          220,997
  Net unrealized
   appreciation
   (depreciation) on
   translation of other
   assets and liabilities
   in foreign
   currencies............     --             --             --                 184         --                   (64)
  Net unrealized
   appreciation of
   futures contracts.....     --             --             --             --              --                 6,073
  Unrealized appreciation
   of forward foreign
   currency contracts....     --             --             --             --              --                   538
                          -------------  ------------   ------------  ---------------  ------------        --------
  Net realized and
   unrealized gain on
   investments...........   1,066,170        492,899        498,144      1,577,887         475,313          277,778
                          -------------  ------------   ------------  ---------------  ------------        --------
  Net increase in net
   assets resulting from
   operations............  $1,175,732     $  528,236    $   510,742     $1,559,474     $   464,750       $  285,325
                          -------------  ------------   ------------  ---------------  ------------        --------
                          -------------  ------------   ------------  ---------------  ------------        --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT Hartford Mutual Funds, Inc.
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO DECEMBER 31, 1996

                                           ITT HARTFORD
                           ITT HARTFORD    BOND INCOME
                               MONEY         STRATEGY
                            MARKET FUND        FUND
                           -------------   ------------
OPERATIONS:
  Net investment income
   (loss)................  $    206,204    $   265,341
  Net realized gain......       --             159,623
  Net unrealized
   appreciation of
   investments...........       --             159,276
                           -------------   ------------
  Net increase in net
   assets resulting from
   operations............       206,204        584,240
DISTRIBUTIONS TO
  SHAREHOLDERS:
  From net investment
   income
    Class A..............      (206,198)      (255,221)
    Class B..............       --              (1,518)
    Class Y..............            (6)          (129)
  From net realized gain
   on investments
    Class A..............       --             (59,781)
    Class B..............       --                (686)
    Class Y..............       --                 (29)
CAPITAL SHARE
  TRANSACTIONS:
    Class A..............    10,753,621     10,658,828
    Class B..............       --             123,373
    Class Y..............           280          5,057
                           -------------   ------------
  Net increase in net
   assets................    10,753,901     11,054,134
NET ASSETS:
  Beginning of period....       --             --
  End of period..........  $ 10,753,901    $11,054,134
                           -------------   ------------
                           -------------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

                                                                       ITT HARTFORD
                                         ITT HARTFORD                     CAPITAL      ITT HARTFORD     ITT HARTFORD
                          ITT HARTFORD   DIVIDEND AND   ITT HARTFORD   APPRECIATION       SMALL        INTERNATIONAL
                          ADVISERS FUND  GROWTH FUND     STOCK FUND        FUND        COMPANY FUND  OPPORTUNITIES FUND
                          -------------  ------------   ------------  ---------------  ------------  ------------------
OPERATIONS:
  Net investment income
   (loss)................  $  109,562     $   35,337    $    12,598     $  (18,413)    $   (10,563)      $    7,547
  Net realized gain......      34,690         34,697          8,296        734,669         323,041           50,234
  Net unrealized
   appreciation of
   investments...........   1,031,480        458,202        489,848        843,218         152,272          227,544
                          -------------  ------------   ------------  ---------------  ------------  ------------------
  Net increase in net
   assets resulting from
   operations............   1,175,732        528,236        510,742      1,559,474         464,750          285,325
DISTRIBUTIONS TO
  SHAREHOLDERS:
  From net investment
   income
    Class A..............     (98,048)       (32,275)       (10,931)       --              --               (25,685)
    Class B..............      (9,994)        (3,872)        (2,242)       --              --                  (963)
    Class Y..............        (270)          (226)          (117)       --              --                  (446)
  From net realized gain
   on investments
    Class A..............     --              (9,096)       --            (261,732)       (292,131)         (11,118)
    Class B..............     --              (1,043)       --             (25,075)        (14,827)            (408)
    Class Y..............     --                 (55)       --              (3,191)         (4,569)            (165)
CAPITAL SHARE
  TRANSACTIONS:
    Class A..............  13,268,744      5,603,131      5,779,861      7,789,947       4,503,579        4,049,578
    Class B..............   1,509,188        727,849      1,249,897        858,773         255,112          160,933
    Class Y..............      33,877         35,634         44,134        106,388          75,111           63,113
                          -------------  ------------   ------------  ---------------  ------------  ------------------
  Net increase in net
   assets................  15,879,229      6,848,283      7,571,344     10,024,584       4,987,025        4,520,164
NET ASSETS:
  Beginning of period....     --             --             --             --              --              --
  End of period..........  $15,879,229    $6,848,283    $ 7,571,344     $10,024,584    $ 4,987,025       $4,520,164
                          -------------  ------------   ------------  ---------------  ------------  ------------------
                          -------------  ------------   ------------  ---------------  ------------  ------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 ITT Hartford Mutual Funds, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

 1.  ORGANIZATION:

    ITT Hartford Mutual Funds, Inc. (the Company) is an open-end management investment company comprised of eight diversified portfolios (each a "Fund" or together the "Funds"). The Company was organized under the laws of the State of Maryland and was registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940, as amended, as a diversified open-end management investment company.

    The Funds and their investment objectives are listed below:

ITT Hartford Money Market Fund           Seeks maximum current income consistent with liquidity and
 (Money Market Fund)                     preservation of capital.

ITT Hartford Bond Income Strategy Fund   Seeks a high level of current income consistent with a
 (Bond Income Strategy Fund)             competitive total return, as compared to bond funds with
                                         similar investment objectives and policies, by investing
                                         primarily in debt securities.

ITT Hartford Advisers Fund (Advisers     Seeks maximum long-term total rate of return by investing in
 Fund)                                   common stocks and other equity securities, bonds and other debt securities and money market instruments.

ITT Hartford Dividend and Growth Fund    Seeks a high level of current income consistent with growth
 (Dividend and Growth Fund)              of capital by investing primarily in equity securities.

ITT Hartford Stock Fund (Stock Fund)     Seeks long-term growth of capital with income a secondary
                                         consideration by investing primarily in equity securities.

ITT Hartford Capital Appreciation Fund   Seeks growth of capital by investing primarily in equity
 (Capital Appreciation Fund)             securities selected on the basis of potential for capital
                                         appreciation.

ITT Hartford Small Company Fund          Seeks growth of capital by investing primarily in equity
 (Small Company Fund)                    securities selected on the basis of potential for capital
                                         appreciation.

ITT Hartford International               Seeks growth of capital by investing primarily in equity
 Opportunities Fund (International       securities issued by non-U.S. companies.
 Opportunities Fund)

    The Company consists of eight series of portfolios, each of which is divided into Class A, Class B and Class Y shares except for the Money Market Fund, which is divided into Class A and Class Y shares. Class A shares are sold with a front-end load sales charge of up to 5.50%. Class B shares are sold with a contingent deferred sales charge which declines from 5.00% of net asset value to zero depending on the period of time the shares are held. Class Y shares are sold to certain institutional investors without a sales charge. All classes of shares have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that each class may have different expenses which may affect performance.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Funds, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Security gains and losses are determined on the basis of identified cost.

    b) SECURITY VALUATION--Debt securities (other than short-term obligations) are valued on the basis of valuations furnished by an unaffiliated pricing service which determines valuations for normal institutional size trading units of debt securities. Mortgage securities are valued at the bid price. Short-term securities held in the Money Market Fund are valued at amortized cost or original cost plus accrued interest receivable, both of which approximate market value. In the Bond Income Strategy, Advisers, Dividend and Growth, Stock, Capital Appreciation, Small Company and International Opportunities Funds, short-term investments purchased with a maturity of 60 days or less are valued at amortized cost, which approximates market value. Short-term investments purchased with a maturity of greater than 60 days are valued based on market quotations until the remaining days to maturity become less than 61 days. From that time until maturity, the investments are valued at amortized cost.

       Equity securities are valued at the last sales price reported on the principal securities markets on which such securities are traded (domestic or foreign). If no sale occurred on such day and in the case of certain equity securities traded over-the-counter, then such securities are valued at the mean between the bid and asked prices. Securities quoted in foreign currencies are translated into U.S. dollars at the prevailing exchange rate at the end of each business day. Options are valued at the last sales price; if no sale occurred on such day, then options are valued at the mean between the bid and asked prices. Securities for which market quotations are not readily available and all other assets are valued in good faith at fair value by a person designated by the Funds' Board of Directors.

    c) FOREIGN CURRENCY TRANSACTIONS--The accounting records of the Funds are maintained in U.S. dollars. All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars at the prevailing exchange rates. Purchases and sales of investment securities, dividends and interest income and certain expenses are translated at the rates of exchange prevailing on the respective dates of such transactions.

       The Funds do not isolate that portion of the results of operations resulting from changes in the foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain (loss) on investments in the accompanying financial statements.

       Net realized foreign exchange gains or losses arise from sales of portfolio securities, sales of foreign currencies, and the difference between asset and liability amounts initially stated in foreign currencies and the U.S. dollar value of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of portfolio securities and other assets and liabilities at the end of the reporting period, resulting from changes in the exchange rates.

    d) REPURCHASE AGREEMENTS--A repurchase agreement is an agreement by which the seller of a security agrees to repurchase the security sold at a mutually agreed upon time and price. At the time the Funds enter into a repurchase agreement, the value of the underlying collateral security(ies), including accrued interest receivable, will be equal to or exceed the value of the repurchase agreement and, in the case of repurchase agreements exceeding one day, the value of the underlying security(ies), including accrued interest receivable, is required during the term of the agreement to be equal to or exceed the value of the repurchase agreement. Securities which serve to collateralize the repurchase agreement are held by each Fund's custodian in book entry or physical form in the custodial account of the Fund. Repurchase agreements are valued at cost plus accrued interest receivable.

       In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Under the provisions of SFAS No. 125, transfers of certain financial assets, such as repurchase agreements, are required to be accounted for as sales if control, as defined, over those assets has been surrendered by the transferor. The Statement also requires collateral under repurchase agreements and securities lending transactions to be separately classified by the debtor and recognized as an asset by the creditor in the respective financial statements if certain conditions are met. SFAS No. 125 is effective for transfers of financial assets occurring after December 31, 1996, except for certain transfers for which the effective date has been delayed to January 1, 1998 by SFAS No. 127, DEFERRAL OF THE EFFECTIVE DATE OF CERTAIN PROVISIONS OF FASB STATEMENT NO. 125, issued by the FASB in December 1996. Management does not believe the adoption of this new accounting standard will have a material impact on the financial position or future results of operations of the Funds.

    e) JOINT TRADING ACCOUNT--Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Funds may transfer uninvested cash balances into a joint trading account managed by Hartford Investment Management Company (HIMCO) or Wellington Management Company (Wellington). These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

    f) FUTURES, OPTIONS ON FUTURES AND OPTIONS TRANSACTIONS--The Funds enter into futures contracts to retain their cash balances and yet be exposed to the market, thereby providing the liquidity necessary to accommodate redemptions while at the same time providing shareholders the investment return of a fully invested portfolio. A futures contract is an agreement between two parties to buy and sell a security at a predetermined price on a future date. When the Funds enter into such contracts, they are required to deposit with their broker an amount of "initial margin" of cash or U.S.

--------------------------------------------------------------------------------
 ITT HARTFORD MUTUAL FUNDS, INC.
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1996
       Treasury Bills. Subsequent payments, called maintenance margin, to and from the broker, are made on a daily basis as the price of the underlying debt security fluctuates, making the long and short positions in the futures contract more or less valuable (i.e., mark-to-market) and resulting in an unrealized gain or loss to the Funds. The market value of a traded futures contract is the last sale price. In the absence of a last sale price, the last offering price. In the absence of either of these prices, fair value is determined according to procedures established by the Funds' Board of Directors. The variation margin on futures contracts is included in the excess of cash, receivables and other assets over liabilities or the excess of liabilities over cash, receivables and other assets, as applicable, in each Fund's Statement of Net Assets.

       At any time prior to expiration of the futures contract, the Funds may close the position by taking an opposite position which would operate to terminate the position in the futures contract. A final determination of maintenance margin is then made, additional cash is required to be paid by or released to the Funds and the Funds realize a gain or loss.

       The premium paid by the Fund for the purchase of a call or put option is included in the Fund's Statement of Net Assets as an investment and subsequently "marked-to-market" to reflect the current market value of the option purchased as of the end of the reporting period. If an option which the Fund has purchased expires on its stipulated expiration date, the Fund realizes a loss in the amount of the cost of the option. If the Fund enters into a closing transaction, it realizes a gain or loss, depending upon whether the proceeds from the sale are greater or less than the cost of the option. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security and the proceeds from such sale will be decreased by the premium originally paid. If the Fund exercises a call option, the cost of the security which the Fund purchases upon exercise of the option will be increased by the premium originally paid.

    g) FEDERAL INCOME TAXES--For Federal income tax purposes, the Funds intend to continue to qualify as regulated investment companies under Subchapter M of the Internal Revenue Code by distributing substantially all of their taxable income and net realized capital gains to their shareholders or otherwise complying with the requirements for regulated investment companies. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

    h) FUND SHARE VALUATION AND DIVIDEND DISTRIBUTIONS TO SHAREHOLDERS--Orders for the Funds' shares are executed in accordance with the investment instructions of the shareholders. Dividend income is accrued as of the ex-dividend date. Interest income and expenses are accrued on a daily basis. The net asset value of each Fund's shares is determined as of the close of each business day of the New York Stock Exchange (the Exchange). Orders for the purchase of a Fund's shares received prior to the close of the Exchange on any day on which the Fund is open for business are priced at the per-share net asset value determined as of the close of the Exchange. Orders received after the close of the Exchange, or on a day on which the Exchange and/or the Fund is not open for business, are priced at the next determined per-share net asset value.

       Each Fund intends to distribute substantially all of its net investment income and realized capital gains to shareholders no less frequently than once a year. Normally, dividends from net investment income of the Stock, Capital Appreciation, Small Company and International Opportunities Funds will be declared and paid annually; dividends from net investment income of the Advisers and Dividend and Growth Funds will be declared and paid semi-annually; dividends from the net investment income of the Bond Income Strategy Fund will be declared and paid monthly, and dividends from net investment income of the Money Market Fund will be declared daily and paid monthly. Dividends from the Money Market Fund are not paid on shares until the day following the date on which the shares are issued. Unless shareholders specify otherwise, all dividends and distributions will be automatically reinvested in additional full or fractional shares of each Fund.

    i) FORWARD FOREIGN CURRENCY CONTRACTS--As of December 31, 1996, the International Opportunities Fund had entered into forward foreign currency exchange contracts that obligate the Fund to repurchase currencies at specified future dates. The Fund enters into forward foreign currency contracts to manage currency exchange rate risk.

       Forward contracts involve elements of market risk in excess of the amount reflected in the Statement of Net Assets. The Fund bears the risk of an unfavorable change in the foreign exchange rate underlying the forward contract.

    j) ORGANIZATIONAL COSTS--Costs incurred by the Funds in connection with their organization and public offering of shares have been deferred and are being amortized on a straight-line basis over five years. The unamortized deferred organizational costs of each Fund as of December 31, 1996 are included in the excess of cash, receivables and other assets over liabilities or the excess of liabilities over cash, receivables and other assets, as applicable, in each Fund's Statement of Net Assets.

    k) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

 3.  EXPENSES:

    a) INVESTMENT MANAGEMENT AND ADVISORY AGREEMENTS--HIMCO, a wholly-owned subsidiary of Hartford Life Insurance Company (HL), serves as investment adviser to each Fund pursuant to an Investment Advisory Agreement dated July 22, 1996. HIMCO has overall investment supervisory responsibility for each Fund and is responsible for the day to day investment decisions with respect to the assets of the Bond Income Strategy and the Money Market Funds. In addition, HIMCO provides administrative personnel, services, equipment and facilities and office space for the operation of the Company. HIMCO has contracted with Wellington for the provision of day-to-day management services to the Advisers, Dividend and Growth, Stock, Capital Appreciation, Small Company and International Opportunities Funds in accordance with each Fund's investment objectives and policies. Each Fund pays a fee to HIMCO, a portion of which may be used to compensate Wellington.

       The schedule below reflects the rates of compensation paid to HIMCO for services rendered:

                MONEY MARKET FUND

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .50%
On next $500 million                        .45%
Over $1 billion                             .40%


            BOND INCOME STRATEGY FUND

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .65%
On next $500 million                        .55%
Over $1 billion                             .50%

                   ADVISERS AND
            DIVIDEND AND GROWTH FUNDS

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .75%
On next $500 million                        .65%
Over $1 billion                             .60%

                    STOCK AND
            CAPITAL APPRECIATION FUNDS

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .80%
On next $500 million                        .70%
Over $1 billion                             .65%

--------------------------------------------------------------------------------
 ITT HARTFORD MUTUAL FUNDS, INC.
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1996

                SMALL COMPANY AND
        INTERNATIONAL OPPORTUNITIES FUNDS

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .85%
On next $500 million                        .75%
Over $1 billion                             .70%

    b) DISTRIBUTION AND SERVICE PLANS FOR CLASS A AND B SHARES--Hartford Securities Distribution Company, Inc. (HSD, or the Distributor), a wholly-owned subsidiary of HL, is the principal underwriter and distributor of the Funds. HSD is solely engaged in distribution activities which include marketing, distribution and clearing of shares through broker/dealers, financing distribution costs, supervising the activities of the transfer agent and maintaining financial books and records.

       The Funds have adopted Distribution and Service Plans to compensate the Distributor for the distribution of Class A and Class B shares and servicing the accounts of Class A and Class B shareholders. The Class A plan provides for periodic payments to broker-dealers who provide services to accounts that hold Class A shares and for promotional and other sales related costs. The Distributor is compensated at an annual rate that may not exceed 0.35% of the average daily net asset value of Class A shares of each Fund, some or all of which may be remitted to broker-dealers. Up to 0.25% of the fee may be used for shareholder servicing expenses with the remainder used for distribution expenses. The Class A Rule 12b-1 fee for each Fund has been voluntarily capped at 0.30% through July 1, 1997. The cap may be removed at any time after this date. Some or all of the 12b-1 fee for Class B shares may be paid to broker-dealers for distribution and or shareholder account services. Under the Plan, the Fund pays the Distributor 1.00% of the average daily net assets of Class B shares that are outstanding for 8 years or less, 0.25% of which is intended as a fee for services provided to existing shareholders with the remainder used for distribution expenses.

    c) OPERATING EXPENSES--Allocable expenses incurred by the Funds are allocated to each Fund in proportion to the average daily net assets of each Fund, except where the allocation of certain expenses is more fairly made directly to the Fund. ITT Hartford Group, Inc. (ITT Hartford), the ultimate parent of HIMCO, has voluntarily agreed to limit the total operating expenses of the Class A and Class Y shares of the Money Market Fund and Class A, B and Y shares of all other Funds, exclusive of taxes, interest, brokerage commissions, certain distribution expenses and extraordinary expenses, until at least July 1, 1997 as follows:

          FUND                                       CLASS A   CLASS B   CLASS Y
          -----------------------------------------  -------   -------   -------
          Money Market Fund........................   1.00%      N/A      0.55%
          Bond Income Strategy Fund................   1.25%     1.95%     0.80%
          Advisers Fund............................   1.40%     2.10%     0.95%
          Dividend and Growth Fund.................   1.40%     2.10%     0.95%
          Stock Fund...............................   1.45%     2.15%     1.00%
          Capital Appreciation Fund................   1.45%     2.15%     1.00%
          Small Company Fund.......................   1.45%     2.15%     1.00%
          International Opportunities Fund.........   1.65%     2.35%     1.20%

       Such voluntary and temporary fee waivers and expense limitation arrangements may be terminated by ITT Hartford at any time without notice.

    d) OTHER RELATED PARTY TRANSACTIONS--ITT Hartford and its subsidiaries provide facilities and office equipment, as well as perform certain other services, including fund accounting and financial reporting, to the Funds. Certain officers of the Funds are directors and/or officers of HIMCO, HSD and/or ITT Hartford or its subsidiaries. No officer of the Funds receives any compensation directly from the Funds.

 4.  AFFILIATE HOLDINGS:

    a) As of December 31, 1996, HIMCO had ownership of shares in the Funds as follows:

FUND                                                                                           CLASS A       CLASS B      CLASS Y
-------------------------------------------------------------------------------------------  ------------  -----------  -----------
Money Market Fund..........................................................................    10,210,019      N/A             128
Bond Income Strategy Fund..................................................................     1,031,000         488          490
Advisers Fund..............................................................................     1,007,370         479          479
Dividend and Growth Fund...................................................................       302,557         478          479
Stock Fund.................................................................................       301,006         476          476
Capital Appreciation Fund..................................................................       309,810         490          490
Small Company Fund.........................................................................       321,031         508          507
International Opportunities Fund...........................................................       303,122         479          480

 5.  INVESTMENT TRANSACTIONS:

    For the period from July 1, 1996 (inception) to December 31, 1996, investment transactions (excluding short-term investments) were as follows:

                                                                                            COST OF         PROCEEDS FROM
FUND                                                                                       PURCHASES            SALES
--------------------------------------------------------------------------------------  ----------------  ------------------
Bond Income Strategy Fund.............................................................   $   16,658,804      $  6,387,439
Advisers Fund.........................................................................       15,498,768         1,893,363
Dividend and Growth Fund..............................................................        7,171,445         1,051,071
Stock Fund............................................................................        6,684,137           431,866
Capital Appreciation Fund.............................................................       14,701,916         6,730,604
Small Company Fund....................................................................        6,423,566         2,203,829
International Opportunities Fund......................................................        4,161,383           577,089

 6.  TAX COST AND UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS:

    As of December 31, 1996, the aggregate gross unrealized appreciation and depreciation on all investments, based on cost for federal income tax purposes, was as follows:

                                                                         TAX        UNREALIZED    UNREALIZED   NET UNREALIZED
FUND                                                                    COST       APPRECIATION  DEPRECIATION   APPRECIATION
------------------------------------------------------------------  -------------  ------------  ------------  --------------
Bond Income Strategy Fund.........................................  $  10,601,500  $    190,409   $  (31,133)   $    159,276
Advisers Fund.....................................................     14,456,044     1,180,775     (149,436)      1,031,339
Dividend and Growth Fund..........................................      6,418,218       530,811      (78,755)        452,056
Stock Fund........................................................      6,861,567       596,342     (106,495)        489,847
Capital Appreciation Fund.........................................      8,821,982     1,186,092     (343,058)        843,034
Small Company Fund................................................      4,786,372       454,968     (303,291)        151,677
International Opportunities Fund..................................      4,342,817       362,745     (141,748)        220,997

 7.  CAPITAL SHARE TRANSACTIONS:

    The following information is for the period from July 1, 1996 (inception) to December 31, 1996:

                                          MONEY                BOND INCOME                                   DIVIDEND AND
                                       MARKET FUND            STRATEGY FUND           ADVISERS FUND           GROWTH FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS A
Shares sold....................  10,742,496  $10,742,496  1,033,915  $10,347,528  1,286,188  $13,174,231  528,490  $5,568,935
Shares issued on reinvestment
 of distributions..............     206,091      206,091     30,839      314,647      8,674       97,406    3,550      41,188
Shares redeemed................    (194,966)    (194,966)      (324)      (3,347)      (261)      (2,893)    (612)     (6,992)
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................  10,753,621  $10,753,621  1,064,430  $10,658,828  1,294,601  $13,268,744  531,428  $5,603,131
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

--------------------------------------------------------------------------------
 ITT HARTFORD MUTUAL FUNDS, INC.
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1996

                                                                 CAPITAL              SMALL COMPANY          INTERNATIONAL
                                       STOCK FUND           APPRECIATION FUND              FUND           OPPORTUNITIES FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS A
Shares sold....................     544,300  $ 5,784,608    658,540  $ 7,560,478    410,929  $ 4,223,877  397,759  $4,020,902
Shares issued on reinvestment
 of distributions..............         927       10,897     19,716      260,446     27,530      290,714    3,456      36,538
Shares redeemed................      (1,348)     (15,644)    (2,381)     (30,977)      (972)     (11,012)    (741)     (7,862)
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................     543,879  $ 5,779,861    675,875  $ 7,789,947    437,487  $ 4,503,579  400,474  $4,049,578
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                          MONEY                BOND INCOME                                   DIVIDEND AND
                                       MARKET FUND            STRATEGY FUND           ADVISERS FUND           GROWTH FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS B
Shares sold....................      --      $   --          12,400  $   126,990    135,067  $ 1,502,853   63,586  $  723,176
Shares issued on reinvestment
 of distributions..............      --          --             215        2,203        890        9,972      405       4,673
Shares redeemed................      --          --            (561)      (5,820)      (324)      (3,637)   --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................      --      $   --          12,054  $   123,373    135,633  $ 1,509,188   63,991  $  727,849
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                                                 CAPITAL                                     INTERNATIONAL
                                       STOCK FUND           APPRECIATION FUND       SMALL COMPANY FUND    OPPORTUNITIES FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS B
Shares sold....................     109,160  $ 1,251,332     64,875  $   834,147     22,152  $   250,555   15,077  $  159,562
Shares issued on reinvestment
 of distributions..............         189        2,215      1,881       24,777      1,387       14,601      130       1,371
Shares redeemed................        (315)      (3,650)       (11)        (151)      (880)     (10,044)   --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................     109,034  $ 1,249,897     66,745  $   858,773     22,659  $   255,112   15,207  $  160,933
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                          MONEY                BOND INCOME                                   DIVIDEND AND
                                       MARKET FUND            STRATEGY FUND           ADVISERS FUND           GROWTH FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS Y
Shares sold....................         276  $       276        490  $     4,900      3,039  $    33,608    3,119  $   35,353
Shares issued on reinvestment
 of distributions..............           4            4         15          157         24          269       24         281
Shares redeemed................      --          --          --          --          --          --         --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................         280  $       280        505  $     5,057      3,063  $    33,877    3,143  $   35,634
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                                                 CAPITAL                                     INTERNATIONAL
                                       STOCK FUND           APPRECIATION FUND       SMALL COMPANY FUND    OPPORTUNITIES FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS Y
Shares sold....................       3,838  $    44,018      7,775  $   103,199      6,324  $    70,546    5,873  $   62,502
Shares issued on reinvestment
 of distributions..............          10          116        241        3,189        432        4,565       58         611
Shares redeemed................      --          --          --          --          --          --         --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................       3,848  $    44,134      8,016  $   106,388      6,756  $    75,111    5,931  $   63,113
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

 8.  RECLASSIFICATION OF CAPITAL ACCOUNTS:

    In accordance with AICPA Statement of Position 93-2, DETERMINATION, DISCLOSURE AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES, several reclassifications have been recorded in the Funds' capital accounts. These reclassifications had no impact on the net asset value of the Funds and are designed generally to present accumulated undistributed (distribution in excess of) net investment income and net realized gain on investments on a tax basis which is considered to be more informative to the shareholder. As of December 31, 1996, the Funds recorded the following reclassifications to increase (decrease) the accounts listed below:

                                                                                 ACCUMULATED
                                                                                UNDISTRIBUTED     ACCUMULATED
                                                                                (DISTRIBUTION    UNDISTRIBUTED
                                                                                IN EXCESS OF)    NET REALIZED
                                                                                NET INVESTMENT      GAIN ON      PAID IN
                                                                                    INCOME        INVESTMENTS    SURPLUS
                                                                                --------------   -------------   -------
Bond Income Strategy Fund.....................................................     $ 1,817         $ (1,817)       $--
Advisers Fund.................................................................         526             (526)       --
Dividend and Growth Fund......................................................         (24)          --              24
Stock Fund....................................................................         692             (692)       --
Capital Appreciation Fund.....................................................      18,413          (18,413)       --
Small Company Fund............................................................      10,563          (10,563)       --
International Opportunities Fund..............................................      17,810          (17,810)       --

--------------------------------------------------------------------------------
 ITT Hartford Mututal Funds, Inc.
FINANCIAL HIGHLIGHTS
(FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)

                                                    NET REALIZED
                                                        AND                                  DISTRIBUTIONS
                           NET ASSET                 UNREALIZED                 DIVIDENDS      FROM NET
                           VALUE AT       NET       GAIN (LOSS)    TOTAL FROM    FROM NET      REALIZED
                           BEGINNING   INVESTMENT        ON        INVESTMENT   INVESTMENT      GAIN ON
                           OF PERIOD     INCOME     INVESTMENTS    OPERATIONS     INCOME      INVESTMENTS
                           ---------   ----------   ------------   -----------  ----------   -------------

ITT HARTFORD MONEY MARKET
  FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    $1.00       $ 0.02       $ 0.00         $ 0.02       $(0.02)       $ 0.00
  Class Y................     1.00         0.02         0.00           0.02        (0.02)         0.00
ITT HARTFORD BOND INCOME
  STRATEGY FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    10.00         0.26         0.31           0.57        (0.25)        (0.06)
  Class B................    10.00         0.20         0.34           0.54        (0.23)        (0.06)
  Class Y................    10.00         0.28         0.31           0.59        (0.26)        (0.06)
ITT HARTFORD ADVISERS
  FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    10.00         0.09         1.07           1.16        (0.08)         0.00
  Class B................    10.00         0.02         1.11           1.13        (0.08)         0.00
  Class Y................    10.00         0.03         1.16           1.19        (0.09)         0.00
ITT HARTFORD DIVIDEND AND
  GROWTH FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    10.00         0.07         1.46           1.53        (0.06)        (0.02)
  Class B................    10.00         0.01         1.48           1.49        (0.07)        (0.02)
  Class Y................    10.00         0.02         1.53           1.55        (0.07)        (0.02)
ITT HARTFORD STOCK FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    10.00         0.02         1.53           1.55        (0.02)         0.00
  Class B................    10.00         0.00         1.52           1.52        (0.02)         0.00
  Class Y................    10.00         0.01         1.57           1.58        (0.03)         0.00
ITT HARTFORD CAPITAL
  APPRECIATION FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    10.00        (0.03)        3.80           3.77         0.00         (0.41)
  Class B................    10.00        (0.02)        3.75           3.73         0.00         (0.41)
  Class Y................    10.00         0.00         3.79           3.79         0.00         (0.41)
ITT HARTFORD SMALL
  COMPANY FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    10.00        (0.02)        1.42           1.40         0.00         (0.72)
  Class B................    10.00        (0.02)        1.39           1.37         0.00         (0.72)
  Class Y................    10.00         0.00         1.43           1.43         0.00         (0.72)
ITT HARTFORD
  INTERNATIONAL
  OPPPORTUNITIES FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    10.00         0.02         0.79           0.81        (0.06)        (0.03)
  Class B................    10.00        (0.01)        0.80           0.79        (0.07)        (0.03)
  Class Y................    10.00         0.00         0.84           0.84        (0.08)        (0.03)

(a) Annualized.

(b) Does not include sales charges.

(c) The portfolio turnover rate and the average commission rate paid are calculated at the Fund level and are non-class specific.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

                                                                                    AVERAGE NET
                                                                        NET ASSETS     ASSETS
                                                    NET ASSET            AT END OF   DURING THE    RATIO OF
                                       CHANGE IN    VALUE AT              PERIOD       PERIOD     EXPENSES TO
                            TOTAL      NET ASSET       END      TOTAL       (IN         (IN         AVERAGE
                          DISTRIBUTIONS    VALUE    OF PERIOD  RETURN(A)(B) THOUSANDS)  THOUSANDS) NET ASSETS(A)
                          ----------  ------------  ---------  -------  ----------- ------------ -------------

ITT HARTFORD MONEY MARKET
  FUND
  July 1, 1996 to
  December 31, 1996
  Class A................    $(0.02)     $ 0.00       $1.00     4.53%     $10,754     $10,339          3.30%
  Class Y................     (0.02)       0.00        1.00     5.28         0.3          0.3       7619.74
ITT HARTFORD BOND INCOME
  STRATEGY FUND
  July 1, 1996 to
  December 31, 1996
  Class A................     (0.31)       0.26       10.26    12.91      10,925       10,402          3.22
  Class B................     (0.29)       0.25       10.25    12.12         124           49         45.58
  Class Y................     (0.32)       0.27       10.27    13.40           5            5        415.09
ITT HARTFORD ADVISERS
  FUND
  July 1, 1996 to
  December 31, 1996
  Class A................     (0.08)       1.08       11.08    26.05      14,347       11,384          3.42
  Class B................     (0.08)       1.05       11.05    25.42       1,499          325         10.49
  Class Y................     (0.09)       1.10       11.10    26.76          34            6        323.30
ITT HARTFORD DIVIDEND AND
  GROWTH FUND
  July 1, 1996 to
  December 31, 1996
  Class A................     (0.08)       1.45       11.45    34.46       6,083        4,032          4.80
  Class B................     (0.09)       1.40       11.40    33.39         730          119         22.77
  Class Y................     (0.09)       1.46       11.46    34.90          36            7        315.44
ITT HARTFORD STOCK FUND
  July 1, 1996 to
  December 31, 1996
  Class A................     (0.02)       1.53       11.53    34.92       6,273        4,047          4.64
  Class B................     (0.02)       1.50       11.50    34.25       1,254          277         12.14
  Class Y................     (0.03)       1.55       11.55    35.60          44            7        297.22
ITT HARTFORD CAPITAL
  APPRECIATION FUND
  July 1, 1996 to
  December 31, 1996
  Class A................     (0.41)       3.36       13.36    85.06       9,028        4,978          4.75
  Class B................     (0.41)       3.32       13.32    84.15         889          215         14.61
  Class Y................     (0.41)       3.38       13.38    85.50         107           10        207.19
ITT HARTFORD SMALL
  COMPANY FUND
  July 1, 1996 to
  December 31, 1996
  Class A................     (0.72)       0.68       10.68    31.78       4,673        3,845          4.95
  Class B................     (0.72)       0.65       10.65    31.11         241           66         37.48
  Class Y................     (0.72)       0.71       10.71    32.47          72            8        255.90
ITT HARTFORD
  INTERNATIONAL
  OPPPORTUNITIES FUND
  July 1, 1996 to
  December 31, 1996
  Class A................     (0.09)       0.72       10.72    18.35       4,294        3,407          6.07
  Class B................     (0.10)       0.69       10.69    17.71         163           36         64.02
  Class Y................     (0.11)       0.73       10.73    18.83          64            8        279.41

                              RATIO OF         RATIO OF
                             EXPENSES TO          NET
                               AVERAGE        INVESTMENT                AVERAGE
                             NET ASSETS      INCOME (LOSS)  PORTFOLIO  COMMISSION
                          AFTER WAIVERS AND   TO AVERAGE    TURNOVER      RATE
                          REIMBURSEMENTS(A)  NET ASSETS(A)   RATE(C)    PAID(C)
                          -----------------  -------------  ---------  ----------
ITT HARTFORD MONEY MARKET
  FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.00%            4.49%        N/A        N/A
  Class Y................        0.55             4.56
ITT HARTFORD BOND INCOME
  STRATEGY FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.25             5.72        75.52%      N/A
  Class B................        1.95             5.22
  Class Y................        0.80             6.17
ITT HARTFORD ADVISERS
  FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.40             2.13        19.75     $0.0297
  Class B................        2.10             1.24
  Class Y................        0.95             2.75
ITT HARTFORD DIVIDEND AND
  GROWTH FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.40             1.95        29.80      0.0306
  Class B................        2.10             0.82
  Class Y................        0.95             2.41
ITT HARTFORD STOCK FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.45             0.71        11.87      0.0281
  Class B................        2.15            (0.12)
  Class Y................        1.00             1.37
ITT HARTFORD CAPITAL
  APPRECIATION FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.45            (0.70)      149.99      0.0381
  Class B................        2.15            (1.53)
  Class Y................        1.00             0.04
ITT HARTFORD SMALL
  COMPANY FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.45            (0.60)       69.92      0.0313
  Class B................        2.15            (1.30)
  Class Y................        1.00             0.03
ITT HARTFORD
  INTERNATIONAL
  OPPPORTUNITIES FUND
  July 1, 1996 to
  December 31, 1996
  Class A................        1.65             0.51        21.51      0.0175
  Class B................        2.35            (0.86)
  Class Y................        1.20             0.57

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------
 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

 TO THE BOARD OF DIRECTORS OF
ITT HARTFORD MUTUAL FUNDS, INC.:

We have audited the accompanying statements of net assets of ITT Hartford Mutual Funds, Inc. (a Maryland Corporation) (consisting of ITT Hartford Money Market, ITT Hartford Bond Income Strategy, ITT Hartford Advisers, ITT Hartford Dividend and Growth, ITT Hartford Stock, ITT Hartford Capital Appreciation, ITT Hartford Small Company and ITT Hartford International Opportunities Funds) (the Funds) as of December 31, 1996, and the related statements of operations and changes in net assets and the financial highlights for the period from July 1, 1996 (inception) to December 31, 1996. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian bank. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds comprising ITT Hartford Mutual Funds, Inc. as of December 31, 1996, and the results of their operations, the changes in their net assets and the financial highlights for the period from July 1, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 14, 1997

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THE ITT HARTFORD MUTUAL FUND FAMILY       BY REGULAR MAIL:
                                          ITT Hartford Mutual Funds
- SMALL COMPANY FUND                      P.O. Box 8416
                                          Boston, MA 02266-8146
- CAPITAL APPRECIATION FUND               1-888-843-7824

- INTERNATIONAL OPPORTUNITIES FUND        BY E-MAIL ON THE INTERNET:
                                          lifeinfo@itthartford.com
- STOCK FUND
                                          UNDERWRITER
- DIVIDEND AND GROWTH FUND                Hartford Securities
                                          Distribution Company, Inc.
- ADVISERS FUND                           P.O. Box 2999
                                          Hartford, CT 06104-2999
- BOND INCOME STRATEGY FUND
                                          INVESTMENT MANAGER
- MONEY MARKET FUND                       The Hartford Investment Management
                                          Company (HIMCO)
                                          P.O. Box 2999
                                          Hartford, CT 06104-2999

                                          INVESTMENT SUB-ADVISER
                                          Wellington Management Company, LLP
                                          75 State Street
                                          Boston, MA 02109

                                          This presentation is authorized
                                          only when preceded or accompanied
                                          by a currently effective prospectus.
                                          The prospectus contains detailed
                                          information about the funds,
                                          including charges and fees, so
                                          please read it carefully before you
                                          invest or send money.




405765-1 Printed in U.S.A.-C- 1997                                      [LOGO]
The Hartford, Hartford, CT 06115